0-27298

02035047

P.E 5.1.02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

For the month of May 2002

BE SEMICONDUCTOR INDUSTRIES N.V.
(Exact name of Registrant as specified in its charter)

Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No _X_

BE Semiconductor Industries N.V. (the "Company") is filing its annual report to shareholders for the year 2001. A copy of such annual report is attached hereto as Exhibit 99.1.

Exhibits

99.1 BE Semiconductor Industries N.V. Annual Report for 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.

By: ____________________
Name: Richard W. Blickman
Title: President and Chief Executive Officer

Date: May 6, 2002



Annual Report

BE Semiconductor Industries


NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000
1

COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT
XPENDITURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES1
LES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000NETINCOM
COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT
XPENDITURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES1
LES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000NETINCOM
COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT
XPENDITURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES1
LES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000NETINCOM
COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT
XPENDITURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES1
LES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000NETINCOM
COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT
XPENDITURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES1
LES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000NETINCOM
COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT
XPENDITURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES1
LES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000NETINCOM
COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT
XPENDITURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES1
LES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000NETINCOM
COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT
XPENDITURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES1
LES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH141500000NETINCOM
COME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CASH14150
0NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG36500000CAS
41500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400000BACKLOG3
OG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITURES3400
BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPENDITUR
400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPITALEXPE
TURES3400000BACKLOG36500000CASH141500000NETINCOME16978000NETSALES150030000CAPIT

When in wonder, distance works wonders.
Distance gives you the opportunity to see more. To create a bigger picture, a wider view, a clearer vision. Objects become smaller, whereas you seem to be circling above. You rise above it. Instead of focusing on details, you oversee the whole. This helps you to create direction.
The distance has helped you develop a new insight. It was there the whole time, but you just did not notice it. Now you have a clear view.
You know where to go and which road to take.

Each detail is significant and part of the larger picture. Zoom in on the details and you will find a world in itself. Look at the whole and you will get a new image. But you have to take a step back and keep a distance. This will help you gather the details and add them all up to be more than the sum of the different parts. A small detail can be of minor importance in itself but it attributes significantly to the entity.

BE Semiconductor Industries
Annual Report 2001

CONTENTS

Company Profile	3
Selected Consolidated Financial Data	4
Letter to Shareholders	7
Report of the Supervisory Board	12
Industry and Product Overview	13
Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Consolidated Financial Statements 2001	41
Independent Auditors' Report	42
Consolidated Balance Sheets	43
Consolidated Statements of Operations	44
Consolidated Statements of Cash Flows	45
Consolidated Statements of Shareholders' Equity	47
Consolidated Statements of Comprehensive Income (Loss)	48
Notes to the Consolidated Financial Statements	49
Statutory Financial Statements 2001 (Netherlands GAAP)	S83
Statutory Balance Sheets	S84
Statutory Statements of Operations	S85
Notes to the Statutory Financial Statements	S86
Auditors' Report	S90
Additional Information	S91
Corporate Information	92

COMPANY PROFILE

BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor packaging, plating, die attach and die sorting equipment for both leadframe and array connect applications. We design and manufacture technologically-advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through four wholly owned subsidiaries. Our Fico subsidiary provides automated molding and trim and form integration systems. Our Meco subsidiary provides plating and singulation systems. Our RD Automation subsidiary provides flip chip die attach systems. Our Laurier subsidiary (acquired in January 2002) provides automated die sorting systems. Recently, we began marketing and selling our Advanced Back-end Cluster equipment, or ABC, which are integrated lines of assembly equipment, incorporating products from our subsidiaries as well as from other manufacturers.

Our customers are leading US, European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, AVX, Conexant, IBM, Infineon, Lucent, Micron, Motorola, NSEB, ON Semiconductor, Philips and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of packaging and plating equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 25 years. We believe that these customer relationships have contributed to our attaining a leading position in each of our principal product lines.

We were incorporated in May 1995 and are publicly listed since December 1995. Our shares are listed on Nasdaq, as well as the Amsterdam and Frankfurt Stock Exchanges.

Bedrijfsprofiel

BE Semiconductor Industries N.V. is een vooraanstaand producent van machines voor de verschillende stappen in het assemblageproces van halfgeleiders. De verschillende stappen waarvoor BESI machines levert zijn het verpakken oftewel 'packaging', het selecteren ofwel 'die sort', het monteren van halfgeleiders op een contactvlak oftewel flip-chip 'die attach' en ook het middels een elektrolytisch proces aanbrengen van een contactlaag oftewel 'platen'. Onze machines bieden een hoge productiviteit bij maximale 'yield' apparaten. BESI opereert vanuit vier 100% dochterondernemingen met elk een specifieke product focus. Fico produceert packaging machines, Meco produceert electro plating machines en precisie zaagmachines, RD Automation produceert flip-chip die attach machines en Laurier (in januari 2002 verworven) produceert chip sorteer machines. BESI heeft een geavanceerde assemblagemachine ontwikkeld op basis van 'geclusterde' processen, genaamd ABC (Advanced Back-end Cluster). De ABC integreert zowel producten van BESI-dochterondernemingen als producten van andere leveranciers, met als doel een compleet assemblageproces te leveren. BESI's klanten zijn de toonaangevende fabrikanten van halfgeleiders en assemblagediensten in de Verenigde Staten, Europa en Azië. Onze apparatuur wordt specifiek gebruikt voor halfgeleidermontage en vormt bij veel klanten een aanzienlijk percentage van hun totaal geïnstalleerde machinepark. BESI profiteert van langdurige, nauwe relaties met de meeste van haar klanten en is ervan overtuigd dat dit heeft bijgedragen aan de huidige toonaangevende positie in vele van haar productlijnen.

BESI is in mei 1995 ontstaan uit het samenvoegen van Fico en Meco en is sinds december 1995 beursgenoteerd. BESI's aandelen staan genoteerd op Nasdaq en op de aandelenbeurzen van Amsterdam en Frankfurt.

SELECTED CONSOLIDATED FINANCIAL DATA

	Pro Forma 1997	1998	1999	2000	2001
	EURO [2]	EURO [1]	EURO	EURO	EURO
STATEMENTS OF OPERATIONS					
Net sales	165,257	150,914	105,645	197,972	150,030
Cost of sales	104,182	103,000	71,041	121,171	96,253
Gross profit	**61,075**	**47,914**	**34,604**	**76,801**	**53,777**
Selling, general and administrative expenses	34,358	34,078	26,490	33,841	30,563
Research and development expenses	13,391	10,761	7,612	11,440	15,446
Write-off of in-process research and development	-	-	-	11,461	-
Restructuring charges (release)	-	4,356	(1,067)	-	8,306
Amortization of intangible assets	2,744	2,744	2,744	3,126	3,848
Total operating expenses	**50,493**	**51,939**	**35,779**	**59,868**	**58,163**
Operating income (loss)	**10,582**	**(4,025)**	**(1,175)**	**16,933**	**(4,386)**
Interest income (expense), net	(852)	(647)	(563)	2,814	4,240
Other income, net	-	227	1,180	-	-
Income (loss) before taxes and equity in earnings (loss) of affiliated companies	**9,730**	**(4,445)**	**(558)**	**19,747**	**(146)**
Income taxes (benefit)	4,090	(669)	(1,098)	6,311	518
Income (loss) before equity in earnings (loss) of affiliated companies	**5,640**	**(3,776)**	**540**	**13,436**	**(664)**
Earnings of Leadframes Business	2,607	-	-	-	-
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies	1,639	1,732	1,891	5,031	(16,314)
Net income (loss)	**9,886**	**(2,044)**	**2,431**	**18,467**	**(16,978)**
EARNINGS (LOSS) PER SHARE					
Basic	0.37	(0.08)	0.09	0.61	(0.53)
Diluted	0.37	(0.08)	0.09	0.61	(0.53)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE					
Basic	26,394,425	26,394,425	26,394,425	30,242,151	31,794,675
Diluted	26,437,234	26,394,425	26,415,048	30,351,462	31,794,675
OTHER OPERATING DATA:					
Net sales per employee	176	153	130	254	183
Capital expenditures	18,731	4,564	1,213	6,311	3,393
Depreciation of property, plant and equipment	4,772	5,318	4,985	4,465	4,495
Net cash provided by operating activities	25,667	6,202	4,878	12,066	14,942

(1) The financial data for the years ended December 31, 1997 and 1998 have been restated from NLG into euro using the exchange rate as of January 1, 1999 (Euro 1 = NLG 2.20371).

(2) In the pro forma statements of operations, the results of operations of the Leadframes Business of the Company, which was contributed to PBE as of May 31, 1997, are excluded from the consolidated results of operations and are presented as a single line item as Earnings of Leadframes Business, solely to facilitate a comparison of BE Semiconductor's Systems Business.

SEMICONDUCTOR MARKET *(Annual growth rate)*



50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
300 bln $
225
150
75
0
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
15% trend
Semiconductor sales (in $ bln)
% change

Source: VLSI Research February 2002

SEMICONDUCTOR EQUIPMENT, ASSEMBLY AND PACKAGING *(in US$ billion)*



80
70
60
50
40
30
20
10
0
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Equipment
Assembly
Packaging

Source: VLSI Research February 2002

2001-2006

CAGR Semiconductor Equipment: 18.9%

CAGR Assembly Equipment: 23.2%

CAGR Packaging Equipment: 17.4%



(Pro Forma) Sales 1992-2001
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
(In euro million)
0
30
60
90
120
150
180
210



(Pro Forma) Sales per Employee 1992-2001
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
(In euro thousands)
0
20
40
60
80
100
120
140
160
180
200
220
240
260



(Pro Forma) Average Number of Employees 1992-2001
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
0
200
400
600
800
1000



Systems Backlog 1992-2001
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
(In euro million)
0
20
40
60
80
100
120
140

Letter to Shareholders

LETTER TO SHAREHOLDERS

Dear Shareholders,

BESI's business in 2001 was adversely affected by one of the most difficult semiconductor environments in recent memory. Industry analysts estimate that global semiconductor and semiconductor equipment sales declined between 30% - 35% and 50% - 70%, respectively, in 2001 as compared to 2000. Similarly, our net sales declined by approximately 24% compared to 2000 and our backlog during the year declined by 74% to end the year at € 36.5 million. BESI's net income excluding restructuring charges and the impact of its investment in Possehl BESI Electronics N.V. ("PBE"), which was divested in November 2001, was € 4.8 million in 2001 as compared to net income excluding in-process research and development ("IPRD") charges and the impact of PBE of € 20.6 million in 2000. This net income comparison is the most meaningful analysis of trends in the profitability of our core semiconductor equipment business.

To address such difficult market conditions, we worked very hard this year to manage our cost structure and invest our cash wisely in development and strategic opportunities so that we come out of this downturn a much stronger company with clear leadership in back-end integrated assembly.

Our most important achievements this year were:

- The exit from our non-strategic, leadframes business via the sale of our 30% interest in PBE for € 18.1 million. BESI's proportionate share of PBE's net losses and after tax net charges related to the disposal of its investment in PBE for 2001 aggregated € 16.3 million, or € 0.51 per share. Upon analysis, we determined that our interests would be better served by selling our minority interest in PBE and redeploying sale proceeds to fund attractive opportunities in what we believe are higher growth markets in our core equipment business, such as chip scale ball grid array and other assembly technologies, either through internal means or through acquisitions.

- A reduction of our overhead levels by € 7.0 million per annum through two workforce restructurings designed to achieve operating profitability in our equipment business (before restructuring charges) in spite of the severe decline in net sales. Restructuring charges totalling € 8.3 million (€ 5.5 million after tax) were taken in connection with these restructurings.

Bericht aan de aandeelhouders

In 2001 werd BESI getroffen door de wereldwijd sterk gedaalde behoefte aan halfgeleiders en daardoor halfgeleiderproductieapparatuur. BESI heeft de groeibakens verzet en al haar bedrijven aangepast aan de huidige marktomstandigheden en de kostenstructuur verlaagd om verder te kunnen blijven investeren in ontwikkeling van nieuwe machines. In januari 2002 heeft BESI tevens een acquisitie afgerond, die de ontbrekende chip sorteer technologie invult.

De belangrijkste issues van 2001:
- *Verkoop van het 30% belang in PBE. PBE was voor BESI niet strategisch. De opbrengst van de verkoop zal worden aangewend voor mogelijke acquisities.*
- *Een verlaging van het aantal vaste personeelsleden door een tweetal herstructureringen.*
- *Introductie van de ABC, die meerdere halfgeleider assemblagestappen in één enkele machine integreert.*
- *Een verhoging van de liquiditeitspositie door zowel een positieve operationele kasstroom als de verkoop van het PBE belang.*
- *De aankoop van Laurier Inc. op 4 januari 2002, een volgende stap voor de verdere integratie van het assemblageproces. Laurier voegt aan BESI chip sorteer technologie toe, een vergroting van de bestaande klantenkring en een versterking van de marktpositie in de Verenigde Staten.*

However, we have decided to maintain tooling capacity sufficient to support significantly higher sales levels (comparable to 2000) so that we are responsive to customer demand if and when industry conditions improve.

- The commercial introduction and marketing of integrated lines of assembly equipment under the ABC product name, combining products from our subsidiaries as well as from other manufacturers. The ultimate objective of the ABC (Advanced Back-end Cluster) system is to integrate all process steps of either conventional leadframe or array connect back-end assembly operations in a single system.

- An improvement in our liquidity position through an increase in cash and cash equivalents by € 18.7 million to € 141.5 million at year-end and a decrease in our total debt to € 10.7 million.

- The acquisition on January 4, 2002 of Laurier Inc., a U.S. manufacturer of die sorting equipment used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices. Laurier had sales of approximately US$ 17.5 million in its fiscal year ended June 30, 2001. The acquisition provides BESI with intelligent die sorting capabilities, particularly for advanced chip scale packaging applications, in our quest to offer customers a full range of integrated, back-end assembly solutions as well as expanding our customer base and manufacturing presence in the U.S.

PRODUCT DEVELOPMENT

In spite of the recent industry downturn, our research and development spending for 2001 was € 15.4 million, an increase of € 4.0 million, or 35%, as compared to € 11.4 million in 2000. Development spending in 2001 was primarily focused on our new ABC assembly system, which we officially introduced at the "Semicon West" trade show in July 2001. The ABC system has been designed to enable the full automation of the assembly process from die attach to trim and form/singulation and test. We are actively working with customers and bonder manufacturers to develop a beta test site and anticipate shipping our first line in the second half of 2002. We are very pleased with the progress of the ABC product concept and believe it has exciting market potential, for which we are committing a significant portion of our research and development and promotional budgets in 2002.

RESULTS OF OPERATIONS

Net sales for 2001 were € 150.0 million, a 24.2% decrease compared to net sales in 2000 of € 198.0 million. BESI's net income excluding (i) restructuring charges and (ii) the loss on sale of its PBE interest and its proportionate share in PBE's net losses was € 4.8 million, or € 0.15 per share in 2001 as compared to net income excluding IPRD charges and PBE of € 20.6 million or € 0.68 per share in 2000. On US GAAP basis (which includes all such charges and the impact of PBE), the net loss and net loss per share for 2001 were € 17.0 million and € 0.53, respectively.

In spite of the substantial decline in net sales, our operating income excluding restructuring charges for 2001 was € 3.9 million as compared to € 28.4 million excluding IPRD in 2000. The decrease in operating income in 2001 as compared to 2000 was mainly due to the decrease in net sales and decreased gross margins resulting from substantially lower net sales and increased provisions for obsolete stock and inventory amounting to € 4.3 million related to customer order cancellations. Such decline was partially offset by operating expense savings due to BESI's restructuring efforts.

FINANCIAL CONDITION

We continue to maintain significant cash balances and a strong liquidity position. At December 31, 2001, we had € 141.5 million in cash and shareholders' equity was € 228.3 million, representing a solvency ratio of 84%. We generated € 14.9 million in cash flow from operations in 2001 compared to € 12.1 million in 2000. Capital expenditures during 2001 were € 3.4 million as compared to € 6.3 million in 2000.

We expect capital spending in 2002 to increase to approximately € 16 million, principally as a result of the delay until this year of the construction of a new 80,000 square foot facility in Duiven, the Netherlands and expenditures associated with the intended establishment of a first manufacturing facility in mainland China for the production of tools.

OUTLOOK

Conditions in this industry downcycle continue to be extremely difficult and we see no structural changes yet to indicate a major industry correction upwards. We continue to have limited order visibility from our customers as to future demand patterns. Although our backlog declined from € 47.5 million at September 30, 2001 to € 36.5 million at December 31, 2001, new incoming orders excluding cancellations increased by € 4.0 million in the fourth quarter of 2001 as compared to the third quarter of 2001. We are hopeful that our new order intake reached bottom in the third quarter of 2001 and subsequently we have seen some modest improvement in new order rates from September 2001 until the present time. In spite of such improvement, we expect that industry conditions will remain difficult for at least the first half of 2002. Based on our low level of backlog currently and visibility with customers, we anticipate that net sales will continue to be adversely affected for the first quarter of 2002 as compared to the fourth quarter of 2001 and that we will incur a net loss in the first quarter of 2002 albeit lower than the fourth quarter of 2001. However, we believe that our cash on hand and available credit lines leave us well positioned to weather the current storm until industry conditions improve.

In spite of depressed industry conditions, there is much work to be done to position the company for future success. We would like to highlight a number of key objectives that we have outlined for achievement in 2002. They include (i) obtaining initial orders and delivering first shipments of our ABC product line, (ii) completing new generations and enhancements to our packaging and plating product lines in preparation for the next industry upturn, (iii) increasing our manufacturing infrastructure in Asia including our intended establishment of a first manufacturing facility in mainland China for the production of tools, (iv) completing the modernization of our Dutch manufacturing facilities through the construction of the Duiven molding and tooling facility which should become operational in Q2-2003 and (v) making additional product line acquisitions, if available, at reasonable valuations, to further our assembly integration strategy.

We realize that these ambitious targets can only be met with the continued support of our customers, shareholders, workforce, partners and suppliers around the world for which we are grateful.

We look forward to sharing our progress with you in the year to come.

Board of Management
Richard W. Blickman
President and CEO

February 14, 2002


Get the picture?

REPORT OF THE SUPERVISORY BOARD

FINANCIAL STATEMENTS

The Supervisory Board has adopted in its meeting of February 13, 2002 the financial statements and the notes thereto of BE Semiconductor Industries N.V. ("the Company") for the financial year 2001, as prepared by the Board of Management. KPMG Accountants, independent public accountants, have duly examined these financial statements.

Verslag van de Raad van Commissarissen

DE RESULTATEN
De Raad van Commissarissen heeft in haar vergadering van 13 februari 2002 de jaarrekening van 2001 vastgesteld. De jaarrekening is door KPMG Accountants N.V. gecontroleerd en van een goedkeurende verklaring voorzien.
De Raad van Commissarissen stelt de aandeelhouders voor de jaarrekening van 2001 goed te keuren in overeenstemming met het voorstel van de Raad van Bestuur, met tevens daarbij de aanbeveling geen dividend over 2001 uit te keren.

TOEZICHT
De Raad van Commissarissen vergaderde gedurende het jaar 2001 acht keer. Onderwerpen waren o.a. de strategie, de financiële prestaties, de interne taakverdeling binnen de Raad van Bestuur, strategische samenwerkingen en potentiële acquisities en de risico's verbonden aan de bedrijfsvoering. De Raad van Commissarissen is middels kwartaalrapportages op de hoogte gehouden en werd regelmatig voor advies ingeschakeld.

In 2001 werd de Raad van Commissarissen op twee punten in het bijzonder geconsulteerd. De volgende besluiten werden aan de Raad van Commissarissen voorgelegd en door haar unaniem aanvaard: ten eerste het besluit voor de twee herstructureringen, ten tweede het besluit om het belang van 30% in Possehl BESI Electronics N.V. te verkopen aan L. Possehl & Co. mbH.

Het Audit Committee vergaderde vier keer in aanwezigheid van de externe accountant. Hier werden de inhoud en de bevindingen van accountantscontroles besproken alsmede de accountingprocedures en interne controle.
Het Remuneration Committee heeft de beloning van de leden van de Raad van Bestuur goedgekeurd.

De Raad van Commissarissen bedankt alle medewerkers voor hun inzet en toewijding.

Their report appears in this Annual Report. The Supervisory Board recommends the shareholders to approve the 2001 financial statements in accordance with the proposal of the Board of Management, which includes the proposal not to declare a dividend for 2001.

SUPERVISION

The Supervisory Board met eight times in the course of 2001. Topics of the meetings were amongst others the Company's general strategy, its financial performance, the internal division of tasks of the Board of Management, strategic alliances and acquisitions and the risks associated with the Company. The Supervisory Board was also kept informed on the course of the business through quarterly reports and was consulted on various issues on a regular basis.

The year 2001 marked two special items on which the Supervisory Board was consulted and unanimous agreement was reached. First, two restructuring plans, one in June 2001 and another in November 2001, were discussed and adopted. Second, the sale of the 30% interest in Possehl BESI Electronics N.V. was discussed and agreed to.

In 2001, the Audit Committee met four times, all with presence of the external auditor, and discussed the scope and results of audits and reviewing the Company's internal accounting control policies and procedures. The Remuneration Committee met once and reviewed and approved the remuneration of the Board of Management.

The Supervisory Board expresses its thanks and appreciation to all involved for their hard work and dedication to the Company.

February 14, 2002

The Supervisory Board

Industry and Product Overview

INDUSTRY BACKGROUND

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Most consumers picture semiconductors as small black boxes. The small black boxes are actually the packaging that surrounds the silicon chip itself and both protects the chip from the external environment and provides the interface between the chip and other electronic components.

Historically, semiconductors were mass produced as standard parts. Their electronic functionality was determined by configuring many standard parts on a printed circuit board that was custom designed for each application. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. Over time, system users and designers have continued to demand more functionality, higher levels of performance, greater reliability and shorter design cycle times, all at a lower cost. The semiconductor industry has responded by combining the functions of multiple chips onto one chip. In addition, by increasing the number of chips per wafer and wafer diameter, manufacturers have reduced costs and increased device yields.

The rapid development of advanced semiconductor applications requires semiconductor manufacturers to continually improve their core technology and manufacturing capabilities to remain competitive. Due to increased requirements for complexity, miniaturization and customization, semiconductor manufacturers demand highly sophisticated, cost-effective equipment from semiconductor assembly packaging and plating equipment suppliers.

The semiconductor manufacturing process involves two distinct phases, wafer processing, commonly referred to as the front-end, and assembly/test operations, including die attach wire bonding, packaging, plating and testing functions, which are commonly referred to as the back-end. Wafer processing involves thousands of complex steps applied to a silicon wafer to form millions of circuits on the wafer comprising a large number of chips. As the cost of equipment and the production cost per wafer for the front-end is very high, it is critical for manufacturers to protect their investment during the back-end process by minimizing losses from defective processing, increasing throughput and shortening manufacturing lead times for semiconductor products.

The semiconductor assembly process first involves the separation from the wafer of the individual chips or "die" and the attachment of each die to a plated metal leadframe or a multilayer substrate. The connection of the chip is then made either by bonding extremely fine gold or aluminum wire to the leadframe or by creating direct connections (the so-called flip chip die attach) to the substrate. Next the chips are molded by encapsulation in an epoxy plastic. In leadframe applications, the leads are then deflashed and tin-plated, the chips are separated into individual devices, and the leads are trimmed and formed. In array connect applications, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. Functional test is carried out in various testing operations. At present, test is separate from assembly operations. However, advanced integration capabilities already permit the integration of test functions with leadframe trim and form operations.

PRODUCTS AND SERVICES

The Company develops and produces semiconductor packaging, plating, die attach and die sorting equipment for both leadframe and array connect applications.

Our packaging equipment consists of:
- automated molding systems that encapsulate semiconductor devices in epoxy resin;
- automated trim and form systems used to cut and then form metallic leads of encapsulated semiconductor devices;
- automated singulation systems used to cut packaged array connect substrates;

Our plating equipment consists of a comprehensive line of fully automated tin-lead plating systems.

Our die attach equipment consists of manual and automated high precision systems which place the contact points of the chip in direct contact with the packaged substrate.

Our automated die sorting equipment is used to inspect, select and sort dies, flip chips, wafer level chip scale packages and opto-electronic devices for further processing in assembly operations.

In 2001, we began marketing and selling integrated lines of assembly equipment under the ABC product name which principally combine products from our subsidiaries and other manufacturers.

De halfgeleider industrie

Halfgeleiders zijn de bouwstenen voor elektronische producten en systemen. Halfgeleiders werden in het verleden hoofdzakelijk als standaardcomponenten in grote volumes geproduceerd. Steeds meer toepassingen kunnen op één chip ontwikkeld worden. De snelle ontwikkeling van geavanceerde halfgeleidertoepassingen dwingt fabrikanten hun kerntechnologie, waartoe packaging behoort, en productieprocessen voortdurend te verbeteren om concurrerend te kunnen blijven.

PRODUCTEN
BESI ontwikkelt en produceert halfgeleider packaging-, plating-, chip montage en chip sorteer machines. Dit zijn met name:
- *geautomatiseerde molding machines, die de gemonteerde chips met kunsthars omhullen;*
- *geautomatiseerde snij- en buigmachines, die de metalen contactpootjes van de verpakte chip snijden en buigen;*
- *geautomatiseerde precisie zaagmachines, die de verpakte chip – als deze op substraatmateriaal gemonteerd is – in enkelvoudige producten zaagt.*

Onze plating machines brengen zeer dunne, eventueel verschillende, laagjes metaal aan en bestaan uit volautomatische processtraten met een lengte variërend van 20 tot 60 meter.

Flip-chip die attach montage systemen monteren chips op substraten en zijn zowel handmatig als geautomatiseerd te bedienen en plaatsen de contactpunten van de chip direct op de contactpunten van een substraat. Geautomatiseerde chip sorteer machines worden toegepast voor het inspecteren, selecteren en sorteren van chips, flip-chip componenten en verpakte chips op wafers.

In 2001 heeft BESI een nieuw assemblagelijn-concept, ABC, geïntroduceerd, die processtappen op procesniveau integreert met zowel producten van BESI origine als die van andere fabrikanten.

PACKAGING EQUIPMENT

AUTOMATED MOLDING SYSTEMS

Once chips have been bonded, either using wire bond technology or flip chip die attach technology, they must be encapsulated in a stable, electronically neutral base. We produce a range of automated molding systems for leadframe and array connect markets that encapsulate semiconductor devices in epoxy resins.

We believe that package proliferation, from 400 package types five years ago to package types today to what we believe will be over a thousand package types in the coming years, both for leadframe and new array connect devices, will further increase the necessity of sophisticated automated molding processes. In addition, automated molding processes are needed to enable manufacturers to increase their yield and volume of defect-free devices through better process control. Further, the rapid transition to smaller, thinner surface-mount devices and the advent of array connect packages requires more precise handling and processing techniques that require an automated environment. As a result, manufacturers have demanded automated molding equipment with features that are sophisticated enough to support the introduction of new packages and at the same time sufficiently flexible to permit both the high-volume production of devices and smaller production runs of specialized chips.

Our automated molding systems feature an electromechanical drive and modular design range to accommodate from one to 16 strips. In 2000, we introduced a molding system platform for the high density array connect market.

AUTOMATED TRIM AND FORM INTEGRATION SYSTEMS

Automated trim and form integration systems are used to cut and then form metallic leads of encapsulated semiconductor devices in preparation for placement on a printed circuit board or in other applications. Our trim and form integration systems have the ability to integrate laser marking, vision inspection and functional testing. Trim and form integration, including test, is the final step in the manufacture of a semiconductor using conventional leadframe technology. The procedure requires a high degree of precision, particularly with the increasing adoption of smaller devices with thinner and more numerous leads that can easily be misformed or broken during the trim and form process.

AUTOMATED SINGULATION SYSTEMS

Singulation is the final step in the assembly of semiconductors using the newly developed array connect technology in which the molded substrates are cut into individually packaged units. Our technology is based on the technology we used to develop our trim and form integration systems.

PLATING EQUIPMENT

AUTOMATED PLATING SYSTEMS

As part of the back-end manufacturing process, the leadframes which carry semiconductor chips must first be plated with electro-conductive materials, such as silver or gold. Once encapsulated, the chips must again be plated with tin-lead to facilitate soldering with other components. As semiconductor devices become increasingly complex, semiconductor

Back-end assembly machines

GEAUTOMATISEERDE VERPAKKINGS-
I.E. MOLDING MACHINES
Als chips eenmaal zijn gemonteerd op een contactdrager dienen ze in een stabiele, neutrale behuizing te worden verpakt. Wij produceren een serie geautomatiseerde molding machines voor toepassing bij zowel conventionele verpakkingstechnologie als verpakkingen gebaseerd op substraattechnologie, waarbij chips in kunsthars worden verpakt. Een verdere toename van het aantal verpakkingssoorten zal leiden tot een toename van ontwikkelingen voor geavanceerde geautomatiseerde moldingprocessen.

GEAUTOMATISEERDE SNIJ- EN BUIGMACHINES
Met deze machines worden de metalen pootjes van verpakte chips gesneden en gebogen ter voorbereiding van het monteren op printplaten of in een andere toepassing. Snijden en buigen is de laatste processtap van de fabricage van halfgeleiders en vereist een hoge mate van precisie.

GEAUTOMATISEERDE PRECISIE ZAAGMACHINES
Zagen is de laatste processtap van de fabricage van halfgeleiders op substraatbasis, waarbij een reeks verpakte chips in enkele producten gezaagd wordt.

Plating machines

GEAUTOMATISEERDE PLATING MACHINES
Een essentiële processtap voor chip back-end assembly vormt het aanbrengen van een geleidend laagje, bestaande uit zilver of goud voordat de chip gemonteerd kan worden. Eenmaal verpakt worden de pootjes vertind, tevens middels een platingproces, om de chip te kunnen verbinden met andere onderdelen.

Wij leveren plating machines aan vrijwel alle fabrikanten van halfgeleiders en fabrikanten van chip montagemateriaal.

manufacturers require plating systems that provide both higher accuracy of plating position and uniform distribution of plating metals. In addition, systems must operate on a fully automated basis to achieve higher throughput levels with a minimum number of defects.

We currently supply plating equipment to manufacturers of stamped and etched leadframes. Although the plating equipment market for stamped leadframes is characterized by a large installed base of equipment built inhouse, we believe that to the extent this market continues to grow, more suppliers of leadframes will outsource their needs for plating equipment. The equipment market for etched leadframes is supplied by independent manufacturers.

AUTOMATED BALL PLACEMENT SYSTEMS

To capitalize on the growth of the array connect market, we are developing a proprietary line of ball placement systems which places the soldered ball onto the substrate molded strip in order to provide the device with full electrical conductivity. We believe that such systems are required for semiconductor manufacturers seeking to establish a fully automated array connect manufacturing line.

DIE ATTACH EQUIPMENT

Flip chip technology eliminates the need for conventional wire bonding by placing the contact points of the chip in direct contact with the packaged substrate. The use of flip chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants,

Annual Sales



2001
5%
3%
24%
40%
28%
€ 150.0 million
2000
3%
1%
30%
44%
22%
€ 198.0 million
1999
29%
43%
28%
€ 105.6 million
1998
29%
37%
34%
€ 150.9 million
Molding Systems
Trim and Form Integration Systems
Plating Systems
Singulation Systems
Flip Chip Die Attach Systems

consumer electronics and Internet infrastructure. In the opto-electronics field, precision flip chip die attach systems are critical in the assembly of filters such as waveguides which optimize the flow of data in fiber optic networks.

Our die attach equipment offers a variety of solutions for process development and volume production environments, including models that can accommodate bonding accuracy up to one micrometer. In addition, we offer semi-automatic systems capable of bonding from 10 g to 125 kg of force, with average placement accuracies of approximately two micrometers.

INTEGRATED ASSEMBLY EQUIPMENT

In 2001, we began marketing and selling integrated lines of assembly equipment under the ABC product name, principally by combining products from our subsidiaries as well as from other assembly manufacturers. Our long-term goal for the ABC system is to integrate all process steps of either conventional leadframe or array connect back-end assembly operations in a single system.

GEAUTOMATISEERDE BALL PLACEMENT MACHINES
Om van de verwachte verdere groei van de op substraattechnologie gebaseerde chip montage te kunnen profiteren, ontwikkelen wij een nieuwe ball placement machine.

FLIP-CHIP DIE ATTACH MONTAGE MACHINES
Flip-chip montagetechnologie kan de huidige fijne draad montagetechnologie deels vervangen, door de contactpunten op de chip direct op de contactpunten op het substraat te plaatsen. De flip-chip montagetechnologie maakt een verdere miniaturisatie mogelijk.

PROCESINTEGRATIE OPLOSSINGEN
BESI heeft in 2001 een nieuw assemblageconcept geïntroduceerd onder de productnaam ABC, welke het mogelijk maakt processtappen – vervaardigd door dochterondernemingen en vervaardigd door anderen – te clusteren i.e. te combineren. Het ABC-systeem beoogt op termijn alle assemblageprocesstappen te integreren, van zowel de huidige montagetechnologie als de toekomstige montagetechnologieën.

STRATEGY

Our objective is to become the world's leading supplier of advanced, back-end assembly equipment incorporating both leadframe and array connect process technologies. The principal elements of our strategy to achieve this goal are set forth below.

LEVERAGE OUR TECHNOLOGY LEADERSHIP TO EXPLOIT NEW PACKAGING TECHNOLOGIES

Our customers' success depends on our timely development of manufacturing processes and equipment to address changing requirements for new semiconductor packaging. In the array connect market, we have introduced advanced molding systems and singulation systems designed to address our customers' requirements for miniaturization and higher chip density at lower overall cost. We have been involved in the development and production of chip scale ball grid array technology since the early 1990s and are one of the leading suppliers of equipment used in chip scale ball grid array molding.

ACTIVELY PURSUE BACK-END SYSTEM INTEGRATION

We believe that customer demands for higher throughput, quality and flexibility in the assembly process offer significant opportunities for those equipment manufacturers able to automate and integrate that process. We intend to expand the range of automated systems for various leadframe and array connect assembly processes and ultimately to offer a complete, integrated solution for our customers. Our current generation of systems has introduced the integration of molding with wire bonding and post cure, as well as the integration of marking, vision inspection and testing with trim and form and singulation processes. We intend to continue this process by introducing other products to support an automated and integrated assembly process, including advanced test handling systems and tracking systems, as part of our goal of offering customers a one-stop, integrated solution for the entire assembly manufacturing process.

FOCUS ON STRATEGIC, LONG-TERM CUSTOMER RELATIONSHIPS

Our close relationships with our customers, many of which exceed twenty five years, provide us with valuable knowledge about the semiconductor packaging and plating requirements as well as opportunities to develop back-end systems in conjunction with our customers. We believe that these relationships, combined with our position as a leading supplier of integrated assembly systems, provide an opportunity to broaden the range of products sold to these customers and to enhance our reputation as a supplier of a broad and flexible range of assembly systems.

Strategie

Onze doelstelling is 's werelds sterkste leverancier te worden van geavanceerde chip assemblageapparatuur, zowel voor de huidige montagetechnologie als voor de toekomstige substraattechnologie. De belangrijkste stappen van deze strategie zijn:

LEIDERSCHAP IN TECHNOLOGIE VERGROTEN DOOR HET INTRODUCEREN VAN CHIPASSEMBLAGE MACHINES VOOR NIEUWE MONTAGETECHNOLOGIEËN
Het succes van BESI's klanten is mede afhankelijk van een tijdige ontwikkeling van productieprocessen en machines voor nieuwe eisen gesteld aan de volgende generatie chipverpakkingen. Om telkens een verdere verkleining van chippackages en hogere packagingdichtheid tegen lagere algemene kosten te kunnen realiseren, ontwikkelt BESI steeds meer geavanceerde packaging systemen, waaronder een precisie zaagmachine.

ACTIEF BEZIGHOUDEN MET EEN VERDERE BACK-END PROCESINTEGRATIE
Wij beogen het scala van geautomatiseerde machines voor diverse montagestappen voor de conventionele montageprocessen en tevens de nieuwe montageprocessen op substraatbasis te reduceren door procesintegratie om uiteindelijk één complete, geïntegreerde procesoplossing aan te kunnen bieden.

BACK-END ASSEMBLY

From Processed Wafer to Completed Chip


Processed Wafer
Dicing
Lead-frame
Die sort
Array Connect
Die/Wire Bonding
Molding
Plating, Trim and Form
Flip Chip Die Bonding
Molding
Ball Placement, Reflow, Singulation
Test Handling
BESI Products

EXPAND GLOBAL SALES AND SERVICE OPERATIONS

We maintain regional sales and service operations in Europe, the Asia Pacific region and the United States and have customers in each region. As part of our strategy, we intend to expand our customer base in critical global markets, particularly in China and in Japan. Given the globalization of the semiconductor industry, we believe that a significant presence in sales and after-market service in each geographic region is critical to sustain close relationships with customers and generate new product sales.

SELECTIVELY PURSUE ACQUISITIONS

We believe that in order to implement our goals of providing customers with highly automated, integrated solutions with optimal packaging flexibility, it is critically important to identify and incorporate new technologies and processes on a timely basis. Towards that end, we intend to actively identify and evaluate acquisition candidates that could assist us in attaining our overall goals of achieving integrated, automated assembly, maintaining product leadership, addressing evolving new packaging technologies and expanding our geographic scope. In September 2000 we acquired our RDA subsidiary in order to expand our array connect product portfolio and in January 2002 we acquired our Laurier subsidiary allowing us to incorporate intelligent die sorting capabilities in our integration strategy. We expect to implement our acquisition strategy by leveraging our reputation in the industry, extensive product range and significant cash resources. In addition, we will also, where appropriate, evaluate implementing our goals through joint ventures, alliances and other strategic relationships.

RICHTEN OP STRATEGISCHE KLANTRELATIES VOOR DE LANGE TERMIJN

Door langdurige relaties met klanten te onderhouden verkrijgen wij continu essentiële kennis over de nieuwe eisen voor halfgeleider montageprocessen, om deze eisen te kunnen vertalen in nieuwe machines.

WERELDWIJDE VERKOOP- EN SERVICE ORGANISATIE

Wij willen onze regionale verkoop- en servicewerkzaamheden in het Verre Oosten, Europa en de Verenigde Staten versterken en ons klantenbestand op kritieke wereldmarkten, in het bijzonder China en Japan, verder uitbreiden. Aanwezigheid met verkoop en service in elke geografische regio is essentieel voor het behoud van nauwe relaties met klanten om de nieuwe ontwikkelingen tijdig in de volgende generatie machines te kunnen implementeren.

ACQUISITIES SELECTIEF NASTREVEN

Voor het bereiken van onze doelstellingen, namelijk om onze klanten geautomatiseerde, geïntegreerde procesoplossingen met optimale flexibiliteit te bieden, is het van wezenlijk belang om nieuwe technologieën en processen tijdig te identificeren en te ontwikkelen in nieuwe machines. Daarom streven wij ernaar, naast eigen ontwikkeling, die bedrijven te kopen, die ons zowel in staat stellen uiteindelijk geïntegreerde, geautomatiseerde montageprocessen te kunnen leveren als BESI's positie in de wereld verder te versterken.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately six to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions, which we expect to continue through at least the first half of 2002.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of € 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

On September 1, 2000, we acquired Lilogix, Inc. d/b/a RD Automation ("RDA") for US$ 21.75 million (excluding acquisition costs). In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments. Such adjustments included a one-time, pre tax charge of US$ 10.0 million (€ 11.5 million; after tax € 7.1 million) for the write-off of acquired in-process research and development ("IPRD"). In addition, we recorded goodwill and other intangible identifiable assets in an amount of US$ 12.9 million, which are amortized over a thirteen-year period. Starting January 1, 2002, the goodwill resulting from the transaction will not be amortized, but will continue to be evaluated for impairment in accordance with Statement of Financial Accounting Standards

("SFAS") No. 142. The operating results of RDA are consolidated with our financial statements from the date of acquisition.

On November 15, 2001, we sold our 30% equity interest in Possehl BESI Electronics N.V. ("PBE") to another shareholder L. Possehl & Co. mbH ("Possehl") for € 18.1 million cash. We determined that our ongoing involvement in PBE was not strategic to our long-term ambition to be the leading provider of integrated assembly solutions to the semiconductor industry. In addition, we determined that our interests would be better served by redeploying the cash from the transaction to help fund attractive opportunities in what we believe are higher growth markets in our core equipment business, such as chip scale ball grid array and other assembly technologies, either through internal means or through acquisition. In connection with the transaction, we recorded a loss of € 4.8 million in the fourth quarter of 2001, which is included in equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies in our Consolidated Statements of Operations. The loss on disposal of PBE included the reversal of the portion of our cumulative translation adjustment component of shareholders' equity relating to our investment in PBE which reduced the loss on sale by € 5.3 million.

Effective December 19, 2001 Possehl BESI Electronics N.V. was renamed to Possehl Electronics N.V.

RECENT DEVELOPMENTS

On January 4, 2002, our subsidiary, BE Semiconductor Industries USA Inc. ("BESI US"), acquired Laurier Inc. ("Laurier"), a privately held company located in Manchester, New Hampshire, USA, for US$ 9.2 million in cash subject to adjustment upon final determination of Laurier's December 31, 2001, balance sheet. Laurier is a leading manufacturer of die sorting equipment, used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices from a wafer for further processing in assembly operations. It employed approximately 35 people as of January 4, 2002 and had sales of approximately US$ 17.5 million in its fiscal year ended June 30, 2001. Laurier's results of operations will be included in our consolidated results of operations from the date of acquisition.

EVALUATION OF CRITICAL ACCOUNTING POLICIES

The following is a discussion of our critical accounting policies, particularly policies that require significant management judgement.

Revenue recognition

Our revenue recognition policy conforms the Securities and Exchange Commission Staff Accounting Bulletin No. 101. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment or earlier title transfer. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against our Company is to enforce our obligations relating to installation, which is considered inconsequential, and warranty. Advance payments received from customers are recorded as a liability until the products have been shipped or title has been transferred. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

Inventories

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

Intangible assets

Periodically we evaluate whether an impairment of our identifiable intangible assets and goodwill has occurred and the continuing appropriateness of the remaining amortizable lives. Our evaluation is based upon projections of future undiscounted cash flows from the operations of the respective businesses. If the sum of the future undiscounted cash flow is less than the carrying value of our identifiable intangible assets or goodwill, the carrying amount of the identifiable intangible assets or goodwill is written down to its estimated fair value.

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and is amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years), is based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. As per January 1, 2002, we ceased amortizing goodwill, but continue to evaluate goodwill for impairment in accordance with SFAS No. 142. The amortization of patents is based on the weighted average remaining lives of 13 years for Meco and RDA and 16 years for Fico as determined by an independent valuation at date of acquisition.

EURO

On January 1, 1999, the euro was introduced in most European Monetary Union, ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the euro as their single currency. As a result, by this date all companies headquartered or maintaining a subsidiary in an EMU country will be required to be euro-enabled. We converted all of our share capital into euro during 2001. We have converted all of our financial accounting and reporting currency for our Fico B.V. subsidiary and its respective subsidiaries (collectively, "Fico") and our Meco International B.V. subsidiary and its respective subsidiaries (collectively, "Meco") into euro as of December 31, 2001. We have been fully operating in euro since January 1, 2002.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We currently do not have any off balance sheet arrangements or transactions involving special purpose entities. In addition we are not involved in any speculative trading activities.

Our only related party transactions were with our former PBE joint venture, in which we sold our 30% share on November 15, 2001. Such related party transactions consisted of sales and purchases as specified in the following table (see also Note 8 of the Notes to the Consolidated Financial Statements).

Related party transactions in thousands of euro

	Year ended December 31,		January 1, to November 15,
	1999	**2000**	**2001**
Sales	1,447	9,199	3,486
Purchases	675	1,378	270

Management believes that these transactions are conducted at arms length basis on terms and conditions equivalent to those that could be obtained from third parties.

The following table discloses the contractual obligations and commercial commitments of our company.

Payments due by period in thousands of euro

	Less than 1 year	**1-3 years**	**4-5 years**	**After 5 years**	**Total**
Long term debt	-	1,591	-	-	1,591
Capital lease obligations including imputed interest	704	1,800	1,200	6,997	10,701
Operating lease	1,535	1,205	30	-	2,770
Unconditional purchase obligations	2,000	2,000	-	-	4,000
Debt guarantee subsidiary	2,808	-	-	-	2,808
Total contractual obligations and commercial commitments	**7,047**	**6,596**	**1,230**	**6,997**	**21,870**

Unconditional purchase obligations relate to equipment and specific external technical staff. The debt guarantee relates to the guarantee for a US$ 2.5 million credit facility for our Laurier subsidiary, which we acquired on January 4, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside The Netherlands constitute approximately 16% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income by less than € 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 67% of total net sales in the year ended December 31, 2001, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 33%. Approximately 87% of our costs and expenses were denominated in euro and the remaining 13% in various currencies, principally the Malaysian ringgit. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

Results of Operations

RESULTS OF OPERATIONS

SUMMARY FINANCIAL AND OTHER OPERATING DATA

(Amounts in thousands except share and per share data)

	Year Ended December 31,			
	1999	2000	2001	2001
	EURO	EURO	EURO	USD[1]
Net sales	105,645	197,972	150,030	133,542
Cost of sales	71,041	121,171	96,253	85,675
Gross profit	**34,604**	**76,801**	**53,777**	**47,867**
Selling, general and administrative expenses	26,490	33,841	30,563	27,204
Research and development expenses	7,612	11,440	15,446	13,749
Write-off of acquired in-process research and development	-	11,461	-	-
Restructuring charges (release)	(1,067)	-	8,306	7,393
Amortization of intangible assets	2,744	3,126	3,848	3,425
Total operating expenses	**35,779**	**59,868**	**58,163**	**51,771**
Operating income (loss)	**(1,175)**	**16,933**	**(4,386)**	**(3,904)**
Interest income (expense), net	(563)	2,814	4,240	3,774
Other income, net	1,180	-	-	-
Income (loss) before taxes and equity in earnings (loss) of affiliated companies	**(558)**	**19,747**	**(146)**	**(130)**
Income taxes (benefit)	(1,098)	6,311	518	461
Net income (loss) before equity in earnings (loss) of affiliated companies	**540**	**13,436**	**(664)**	**(591)**
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies	1,891	5,031	(16,314)	(14,521)
Net income (loss)	**2,431**	**18,467**	**(16,978)**	**(15,112)**
EARNINGS (LOSS) PER SHARE:				
Basic	0.09	0.61	(0.53)	(0.48)
Diluted	0.09	0.61	(0.53)	(0.48)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE NET EARNINGS (LOSS) PER SHARE:				
Basic	26,394,425	30,242,151	31,794,675	31,794,675
Diluted	26,415,048	30,351,462	31,794,675	31,794,675
OTHER OPERATING DATA:				
Capital expenditures	1,213	6,311	3,393	3,020
Depreciation and amortization	7,729	7,591	8,343	7,426
Net cash provided by operating activities	4,878	12,066	14,942	13,300

[1] Translated solely for convenience of the reader at the noon buying rate on December 31, 2001 (€ 1.00 = US$ 0.8901)



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2000 COMPARED TO 2001

NET SALES

Our net sales consist of sales of automated molding systems, automated trim and form and integration systems, singulation systems, automated plating systems and flip chip die attach systems.

Our net sales decreased from € 198.0 million in 2000 to € 150.0 million in 2001, a decrease of 24.2%. The decrease in net sales in 2001 as compared to 2000 was due to a significant deterioration in industry conditions, extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments.

Our net sales per product line for the periods indicated were as follows:

(euro in million)

	2000	2001	% change
Automated molding systems	87.1	60.9	(30.0)
Automated trim and form integration systems	44.4	41.5	(6.5)
Singulation systems	5.1	4.6	(9.8)
Plating systems	59.3	36.1	(39.1)
Flip chip die attach systems	2.1	6.9	228.6
Total net sales	**198.0**	**150.0**	**(24.2)**

BACKLOG

Our backlog of € 141.7 million at December 31, 2000, decreased by 74.2% to € 36.5 million at December 31, 2001. The substantial decrease was due to deteriorating market conditions that adversely affected new order rates, and influenced extensions of product delivery dates and order cancellations by customers. New orders in 2001 were € 44.8 million, a decrease of 82.2% compared to € 251.1 million in 2000. New orders for 2001 were negatively affected by order cancellations of € 10.8 million. The book-to-bill ratio for 2001 was 0.30 as compared to 1.27 for 2000. Based on our low level of backlog currently and visibility with customers, we anticipate that net sales will continue to be adversely affected for the first quarter of 2002 as compared to the fourth quarter of 2001 and that we will incur a net loss in the first quarter of 2002, albeit lower than in the fourth quarter of 2001.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in our cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit decreased by 30.0% from € 76.8 million in 2000 to € 53.8 million in 2001. As a percentage of net sales, gross profit decreased from 38.8% in 2000 to 35.8% in 2001. The gross profit and gross margin decrease in 2001 compared to 2000 was due to substantially lower net sales and increased provisions for obsolete stock and inventory amounting to € 4.3 million related to customer order cancellations, which were only partially offset by reduced production and overhead costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Our selling, general and administrative expenses in 2000 totaled € 33.8 million, or 17.1% of net sales compared to € 30.6 million, or 20.4% of net sales, in 2001. The decrease in selling, general and administrative expenses was mainly due to a decrease in net sales and our restructuring efforts, partially offset by increased provisions for doubtful accounts of approximately € 1.7 million. The increase in selling, general and administrative expenses as a percentage of net sales resulted primarily from the significant decrease in net sales.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending relating to packaging and flip chip die attach equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses, design and engineering expenses incurred in sustaining and enhancing existing product lines.

Our research and development expenses increased by 35.1% from € 11.4 million in 2000 to € 15.4 million in 2001. As a percentage of net sales, research and development expenses were 5.8% and 10.3% in 2000 and 2001, respectively. The increase in research and development spending in 2001 mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. We developed and officially introduced a new Advanced Back-end Cluster ("ABC") assembly line in the third quarter of 2001, an advanced assembly line for the integration of key packaging processes (molding, cure, post-cure, trim and form, singulation, test and sorting). We believe that the ABC system will also permit the integration of die/wire bonding, flip chip die attach and die sorting functions into our assembly processes in the near future.

RESTRUCTURING CHARGES

On June 15, 2001 we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the current semiconductor industry downturn that has resulted in a significant reduction in our new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of € 3.6 million in connection with the reduction of our workforce in the second quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in the third and fourth quarters of 2001, which will result in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of € 4.7 million.

The provisions in 2001 for the workforce reduction include severance and other benefits for approximately 180 employees, representing primarily most major departments at our Fico subsidiaries in The Netherlands and Asia. Total remaining cash outlays for restructuring activities are expected to be € 5.5 million, which primarily will be expended during the first half of 2002.

Changes in the restructuring reserve were as follows (in thousands of euro):

Restructuring reserve	8,306
Cash payments in 2001	(2,819)
Restructuring reserve as of December 31, 2001	**5,487**

OPERATING INCOME (LOSS)

Operating income (loss) decreased from income of € 16.9 million in 2000 to a loss of € 4.4 million in 2001. Operating margins were 8.6% and negative 2.9% in these years, respectively. The operating loss for 2001 included restructuring charges of € 8.3 million. Our operating income in 2000 included a one-time write-off of acquired IPRD of € 11.5 million relating to the acquisition of RDA in September 2000. Excluding restructuring charges and the write-off of acquired IPRD, operating income decreased from € 28.4 million in 2000 to € 3.9 million in 2001. This decrease was mainly due to lower net sales, lower gross margins, increased research and development spending and increased goodwill amortization resulting from the acquisition of RDA, partially offset by a decrease in selling, general and administrative expenses.

We incurred annual patent and goodwill amortization charges of approximately € 3.8 million in 2001, which related to the acquisition of our Fico, Meco and RDA subsidiaries in October 1993, May 1995, and September 2000, respectively. Effective January 1, 2002 SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with SFAS No. 142. As of January 1, 2002 we have unamortized goodwill in the amount of € 13.0 million, unamortized indentifiable intangible assets in the amount of € 18.7 million, and no unamortized negative goodwill, all of which will be subject to the transition provisions of SFAS No. 141 and SFAS No. 142. Because of the extensive effort needed to comply with SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting this Statement on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

INTEREST INCOME, NET

Our interest income, net increased from € 2.8 million in 2000 to € 4.2 million in 2001, due to higher average cash balances outstanding as a result of the investment of the € 94.0 million proceeds from the April 2000 public offering of our ordinary shares and the investment of cash flow generated from operations

INCOME TAXES (BENEFIT)

Our income tax expense was € 6.3 million in 2000 as compared to € 0.5 million in 2001. The effective tax rate was 32.0% in 2000 and was not meaningful in 2001 as we recorded income tax expense in spite of loss before taxes and equity in earnings (loss) of affiliated companies. The effective tax rate for 2000 before the IPRD charge was 34.2%. The change in effective tax rate and the provision for income taxes in 2001, in spite of the pre tax loss incurred, was due to the impact of non-deductible expenses, and losses in certain foreign subsidiaries, in which we were not able to recognize a tax benefit. Management expects that the losses in these subsidiaries will not be able to be used to offset taxable income in the foreseeable future. The sale of PBE was a non-taxable event and as a result no tax benefit relating to the loss we incurred on the sale has been recorded.

EQUITY IN EARNINGS (LOSS) OF AFFILIATED COMPANIES

Equity in earnings (loss) of affiliated companies amounted to income of € 5.0 million for 2000 as compared to a loss of € 16.3 million for 2001, including our proportionate share of restructuring charges aggregating € 5.8 million. The equity in earnings of affiliated companies for 2000 and 2001 includes total goodwill amortization of € 1.3 million and € 1.1 million, respectively.

On November 15, 2001 we sold our 30% equity interest in PBE to Possehl for € 18.1 million cash. In connection with this transaction, we recorded a loss of € 4.8 million. This loss is included in equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies. The loss on disposal of PBE included the reversal of the portion of our cumulative translation adjustment component of shareholders' equity relating to our investment in PBE, which reduced the loss on sale by € 5.3 million.

PBE announced a restructuring plan in 2001 in order to significantly lower its overhead structure and reach break-even profitability levels. In connection therewith, PBE recorded restructuring charges until November 15, 2001 of € 19.3 million to cover the estimated costs of severance for a workforce reduction of approximately 30% as well as for the consolidation and/or closing of three European facilities and the relocation of Hong Kong leadframe manufacturing operations to mainland China. We recorded our proportionate 30% share of this charge, which amounted to € 5.8 million in 2001.

PBE's net sales for 2000 were € 253.1 million as compared to € 155.9 million for the period January 1, 2001 to November 15, 2001. Operating income (loss) for 2000 amounted to income of € 29.4 million as compared to a loss of € 31.0 million in the 2001 period, including restructuring charges of € 19.3 million. The decrease in operating income was due to the decrease in net sales, as well as a decline in gross margins from 26.1% in 2000 to 10.9% in the period to November 15, 2001, due to adverse market conditions, significantly lower net sales, the adverse impact of competitive pricing pressure and an under-absorption of costs due to lower sales levels. As a percentage of net sales, selling, general and administrative expenses were 14.2% in 2000 and 17.0% in the period until November 15, 2001. The increase in the 2001 period was due to the substantial decline in net sales.

In December 2001, subsequent to the sale of our 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one time charge of € 5.8 million in the results of PBE in 2001. Subsequent to the sale of the 30% interest in PBE, we no longer had any representation on the Board of Directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and our proportionate share of this change has not been included in the Consolidated Statements of Operations (see Note 8 of the Notes to the Consolidated Financial Statements).

NET INCOME (LOSS)

Net income for 2000 was € 18.5 million as compared to a net loss of € 17.0 million in 2001. The decrease in net income was due principally to charges of € 16.3 million incurred by PBE related both to operations and a loss on the sale of our investment and net after tax restructuring charges in 2001 of € 5.5 million related to our equipment operations. In addition, significantly decreased net sales and gross margins related to adverse market conditions and increased research and development expenses in support of new product offerings for the next market upturn contributed to the net income decline as compared to 2000, partially offset by reduced costs and expenses as a result of our restructuring efforts.

1999 COMPARED TO 2000

NET SALES

Our net sales increased from € 105.6 million in 1999 to € 198.0 million in 2000, an increase of 87.5%. Increased net sales reflected a significant increase in new orders and backlog in the second half of 1999 and first half of 2000 due to increased equipment demand by our customers for integrated circuits, as well as wireless and internet applications. We experienced significant growth in all product lines, particularly for our automated molding systems and plating systems.

Our net sales per product line for the periods indicated were as follows:

BACKLOG

Our backlog of € 84.1 million at December 31, 1999 increased 68.5% to € 141.7 million at December 31, 2000. The substantial expansion of our backlog in 2000 as compared to 1999 was due primarily to broad capacity expansion by our customers to meet increased demand for semiconductor devices used in telecommunications and internet related products as well as increased equipment demand related to the proliferation of new packages and semiconductor devices. Total new orders received during 2000 increased 57.9% from € 159.0 million in 1999 to € 251.1 million in 2000. The book-to-bill ratio for 1999 was 1.51 compared to 1.27 for 2000.

(euro in million)

	1999	2000	% change
Automated molding systems	45.2	87.1	92.7
Automated trim and form integration systems	29.9	44.4	48.5
Singulation systems	-	5.1	-
Plating systems	30.5	59.3	94.4
Flip chip die attach systems	-	2.1	-
Total net sales	**105.6**	**198.0**	**87.5**

GROSS PROFIT

Gross profit increased by 122.0% from € 34.6 million in 1999 to € 76.8 million in 2000. As a percentage of net sales, gross profit increased from 32.8% in 1999 to 38.8% in 2000. The gross profit and gross margin increase in 2000 compared to 1999 was due principally to increased gross margins for packaging systems due to economies of scale related to significantly increased net sales, increased manufacturing efficiencies and an improved pricing environment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Our selling, general and administrative expenses in 1999 totaled € 26.5 million, or 25.1% of net sales compared to € 33.8 million, or 17.1% of net sales, in 2000. The increase in selling, general and administrative expenses was mainly due to the substantial increase in net sales. The decrease as a percentage of net sales resulted primarily from the significant increase in net sales levels combined with our continued progress in managing our operating expenses.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses increased 50.0% from € 7.6 million in 1999 to € 11.4 million in 2000. As a percentage of net sales, research and development expenses were 7.2% and 5.8% in 1999 and 2000, respectively. The research and development spending increase was mainly due to the accelerated development of systems for chip scale ball grid array applications due to increased market demand for these products.

RESTRUCTURING CHARGE

During the fourth quarter of 1998, we recorded a pre tax restructuring charge of € 4.4 million in connection with a reduction of our workforce and related consolidation of facilities. These actions were taken in response to the semiconductor industry downturn in 1997 and 1998 that resulted in a significant reduction in the number of new orders we received and were taken to align our cost structure with prevailing market conditions and to create a more flexible and efficient organization. The restructuring provision consisted of € 3.9 million for workforce reduction and € 0.5 million for consolidation of facilities.

Total cash outlays for these restructuring activities amounted to € 2.6 million in 1999 and € 0.7 million in 2000.

Changes in the restructuring reserve were (in thousands of euro):

Restructuring reserve as per December 31, 1998	4,356
Cash payments 1999	(2,578)
Addition to restructuring reserve	513
Release 1999	(1,580)
Cash payments 2000	(661)
Release 2000	(50)
Restructuring reserve as of December 31, 2000	**0**

OPERATING INCOME (LOSS)

Our operating income (loss) increased from a loss of € 1.2 million in 1999 to income of € 16.9 million in 2000 including a write-off of IPRD related to the RDA acquisition of € 11.5 million. As a percentage of net sales, our operating income (loss) increased from a loss of 1.1% in 1999 to income of 8.6% in 2000. Operating income in 2000 before the IPRD charge was € 28.4 million, or 14.3% as a percentage of net sales. The substantial increase in operating income in 2000 as compared to 1999 was due to substantial growth in net sales and gross profit, partially offset by an increase in selling, general and administrative expenses and increased research and development spending. Economies of scale, derived from the significant increase in net sales during the year, were primarily responsible for the increase in gross and operating margins in 2000 as compared to 1999.

As a result of our acquisition of RDA on September 1, 2000, an allocation of the purchase price was made resulting in certain purchase accounting adjustments. Such adjustments included a one-time pre tax IPRD charge of US$ 10.0 million (€ 11.5 million; after tax € 7.1 million). In addition, we recorded goodwill and other intangible identifiable assets in an amount of US$ 12.9 million that will be amortized over a thirteen-year period.

The allocation of € 11.5 million of the purchase price to acquired IPRD represents the estimated fair value based on future cash flows that have been adjusted by the projects' completion percentage. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative use. Accordingly, we expensed these costs as of the acquisition date. The assumptions used for the calculation of the IPRD are the responsibility of the management of the Company. The value assigned to this asset was determined by identifying significant research projects for which technological feasibility had not been established. The value assigned to purchased in-process technology was determined by estimating the contribution of the purchased in-process technology in developing a commercially viable product, estimating the resulting net cash flows from the expected sales of such a product and discounting the net cash flows to their present value using an appropriate discount rate. Due to the risks associated with the projected growth and profitability of the development projects, a discount rate of 35% was used to discount cash flows from the in-process products. We believe that the assumptions used in the forecasts were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate sales, development costs or profitability, or the events associated with such products will transpire as estimated. For these reasons, actual results may vary from projected results. Remaining development efforts for RDA's research and development include various phases of design, development and testing. As evidenced by the continued support of the development of its projects, we believe we have a reasonable chance of successfully completing the research and development programs. However, as with all of our technology development, there is risk associated with the completion of RDA's research and development projects, and there is no assurance that technological or commercial success will be achieved. If the development of RDA's IPRD projects is unsuccessful, our sales and profitability may be adversely affected in future periods. Commercial results are also subject to certain market events and risks, which are beyond our control such as trends in technology, changes in government regulation, market size and growth, and product introduction or other actions by competitors.

The completion of the research and development projects was on schedule as of December 31, 2001 and no material variations between projected results and actual results had occurred.

INTEREST INCOME (EXPENSE), NET

Our interest income (expense), net increased from interest expense of € 0.6 million in 1999 to interest income of € 2.8 million in 2000, due to the investment of the € 94.0 million proceeds from the public offering of our ordinary shares which took place in April 2000.

INCOME TAXES (BENEFIT)

Our income tax benefit was € 1.1 million in 1999 as compared to an income tax expense of € 6.3 million in 2000. The effective tax rate in 1999 and 2000 was 196.8% and 32.0%, respectively. The effective tax rate for 2000 before the IPRD charge was 34.2%.

EQUITY IN EARNINGS OF AFFILIATED COMPANIES

Equity in earnings of affiliated companies amounted to € 1.9 million for the year ended December 31, 1999 as compared to € 5.0 million for the year ended December 31, 2000. Equity in earnings of affiliated companies for both 1999 and 2000 includes goodwill amortization of € 1.3 million.

PBE's sales were € 193.1 million in 1999 and increased by 31.1% to € 253.1 million in 2000. The increase in net sales was due to improved market conditions resulting in increased customer demand for leadframes. PBE's gross margins increased from 24.6% in 1999 to 26.1% in 2000. Selling, general and administrative expenses as a percentage of net sales were 14.0% in 1999 and 14.2% in 2000. Operating income increased from € 19.9 million in 1999 to € 29.4 million in 2000 due to higher sales volume, improved pricing and increased manufacturing efficiencies. Operating income for 1999 and 2000 included a foreign currency gain of € 1.4 million and € 1.3 million, respectively.

NET INCOME

Our net income increased from € 2.4 million in 1999 to € 18.5 million in 2000. As a percentage of net sales, net income was 2.3% in 1999 as compared to 9.3% in 2000. Net income before the IPRD charge increased to € 25.6 million or 12.9% as a percentage of net sales. The substantial increase in net income in 2000 was due principally to significantly higher net sales and higher gross profits and margins for all product lines, partially offset by increased operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

We had € 122.8 million and € 141.5 million in cash at December 31, 2000 and December 31, 2001, respectively.

We finance our Fico and Meco subsidiaries on a stand-alone basis. As such, Fico and Meco utilize funds generated from their results of operations and available bank lines of credit to finance their working capital and capital expenditure requirements. Both Fico and Meco maintain lines of credit with various Dutch commercial banks. These credit lines are generally unsecured. The principal restrictive covenant in each line is related to maintaining specific solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our RDA subsidiary is financed through intercompany loans.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico generally receives partial payments for automated molding systems and automated trim and form integration systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Laurier also generally receives partial payments for die sorting systems prior to final installation that do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco and RDA generally receive a higher initial payment upon receipt of orders than Fico and Laurier.

Net cash provided by operating activities was € 12.1 million and € 14.9 million in 2000 and 2001, respectively. The primary sources of cash from operations in 2001 were a net loss of € 17.0 million that included non-cash charges of € 24.7 million for depreciation, amortization and equity in earnings (loss) of affiliated company, and decreased working capital requirements of € 8.6 million offset by other adjustments of € 1.4 million. At December 31, 2001, our cash totaled € 141.5 million and our total debt and capital lease obligations totaled € 10.7 million which included a subordinated loan of € 1.9 million outstanding from De Nationale Investeringsbank N.V., 90% of which is guaranteed by the government of The Netherlands. At December 31, 2001, shareholders' equity stood at € 228.3 million.

Our capital expenditures decreased from € 6.3 million in 2000 to € 3.4 million in 2001. The expenditures in 2001 were incurred primarily for the purchase of machinery and equipment, office furniture and computer equipment. We expect capital spending in 2002 to increase to approximately € 16 million, principally as a result of the delay until 2002 of the construction of a new 80,000 square foot facility in Duiven, The Netherlands for molding systems and tooling manufacturing and expenditures associated with the intended establishment of a first manufacturing facility in mainland China for the production of tools.

At December 31, 2001, we had available lines of credit amounting to € 24.3 million, under which no borrowings were outstanding. At December 31, 2001, € 0.1 million was reserved for guarantees and € 0.6 million was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus increments ranging from 1.0% to 1.5%. The credit facility agreements include covenants requiring to maintain certain financial ratios (also see Note 10 of the Notes to the Consolidated Financial Statements). The Company was in compliance with all loan covenants at December 31, 2000 and 2001. At December 31, 2001 no borrowings were outstanding under these credit lines.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our anticipated capital spending, research and development and working capital requirements for at least the next twelve months.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Boards ("FASB") issued SFAS No. 141, "Business combinations", and SFAS No. 142, "Goodwill and other intangible assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of statement No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of".

We adopted the provisions of Statement No. 141 as at July 1, 2001 and Statement No. 142 as at January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate SFAS No. 142 requirements. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to January 1, 2002.

Statement No. 141 requires that we evaluate our existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. We will reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we are required to test the intangible asset for impairment in accordance with the provisions of Statement No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 requires us to perform an assessment of whether there is an indication that goodwill, and equity-method goodwill, is impaired as of January 1, 2002. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from January 1, 2002, to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our Consolidated Financial Statements.

Finally, any unamortized negative goodwill and negative equity-method goodwill existing at January 1, 2002 must be written off as the cumulative effect of a change in accounting principle.

As of January 1, 2002 we have unamortized goodwill in the amount of € 13.0 million, unamortized indentifiable intangible assets in the amount of € 18.7 million, and no unamortized negative goodwill, all of which will be subject to the transition provisions of Statements No. 141 and No. 142. Amortization expenses related to goodwill was € 0.8 million and € 1.4 million for the year ended December 31, 2000 and the year ended December 2001, respectively. Because of the extensive effort needed to comply with adopting Statements No. 141 and No. 142, it is not practicable to reasonably estimate the impact of adopting these Statements on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We are currently assessing SFAS No. 143 and the impact that adoption, in 2003, will have on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets to be disposed of", and Accounting Principles Board Opinion No. 30 "Reporting the results of operations – reporting the effects of a disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for 2002 and adoption will not have a material impact on our consolidated financial statements.

Consolidated Financial Statements 2001

INDEPENDENT AUDITORS' REPORT

TO THE SUPERVISORY BOARD AND THE BOARD OF MANAGEMENT OF BE SEMICONDUCTOR INDUSTRIES N.V.

We have audited the accompanying consolidated balance sheets of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, cash flows, shareholders' equity and accumulated other comprehensive income, for each of the years in the three-year period ended December 31, 2001, expressed in euro. These consolidated financial statements are the responsibility of the management of BE Semiconductor Industries N.V. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Possehl BESI Electronics N.V., a 30% owned investee company which was sold on November 15, 2001. BE Semiconductor Industries N.V. investment in Possehl BESI Electronics N.V. at December 31, 1999, 2000 and 2001 was € 20,196,000, € 27,785,000 and nil, respectively, and its equity in earnings was income of € 3,190,000 and € 6,330,000 for the years ended December 31, 1999 and 2000 respectively, and a loss of € 10,372,000 for the year ended 2001. The financial statements of Possehl BESI Electronics N.V. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Possehl BESI Electronics N.V. as of December 31, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BE Semiconductor Industries N.V. and subsidiaries at December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG Accountants N.V.
's-Hertogenbosch, The Netherlands
February 14, 2002

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands) December 31,

	2000	2001	2001
	EURO	EURO	USD
ASSETS			
Cash and cash equivalents	122,849	141,506	125,954
Accounts receivable, net	48,275	31,078	27,663
Inventories	39,766	29,310	26,089
Advances to affiliated companies	421	-	-
Other current assets	6,525	5,087	4,528
Total current assets	**217,836**	**206,981**	**184,234**
Property, plant and equipment	29,404	28,466	25,338
Intangible assets, net	34,951	31,730	28,243
Investment in affiliated companies	38,540	-	-
Other non-current assets	5,016	4,709	4,191
Total assets	**325,747**	**271,886**	**242,006**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current portion of long-term debt			
and capital leases	1,693	1,648	1,467
Accounts payable	27,056	5,520	4,913
Accrued liabilities	32,698	22,692	20,198
Total current liabilities	**61,447**	**29,860**	**26,578**
Long-term debt and capital leases	10,699	9,040	8,047
Other long-term liabilities	-	-	-
Deferred tax liabilities	5,858	4,684	4,169
Total non-current liabilities	**16,557**	**13,724**	**12,216**
Ordinary shares	28,933	28,933	25,753
Preference shares	-	-	-
Priority shares	-	-	-
Capital in excess of par value	181,799	181,799	161,820
Retained earnings	32,245	15,267	13,589
Accumulated other comprehensive income	4,766	2,303	2,050
Total shareholders' equity	**247,743**	**228,302**	**203,212**
Total liabilities and shareholders' equity	**325,747**	**271,886**	**242,006**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except share and per share data) Year ended December 31,

	1999	2000	2001	2001
	EURO	EURO	EURO	USD
Net sales	105,645	197,972	150,030	133,542
Cost of sales	71,041	121,171	96,253	85,675
Gross profit	**34,604**	**76,801**	**53,777**	**47,867**
Selling, general and administrative expenses	26,490	33,841	30,563	27,204
Research and development expenses	7,612	11,440	15,446	13,749
Write-off of acquired in-process research and development	-	11,461	-	-
Restructuring charges (release)	(1,067)	-	8,306	7,393
Amortization of intangible assets	2,744	3,126	3,848	3,425
Total operating expenses	**35,779**	**59,868**	**58,163**	**51,771**
Operating income (loss)	**(1,175)**	**16,933**	**(4,386)**	**(3,904)**
Interest income (expense), net	(563)	2,814	4,240	3,774
Other income, net	1,180	-	-	-
Income (loss) before taxes and equity in earnings (loss) of affiliated companies	**(558)**	**19,747**	**(146)**	**(130)**
Income taxes (benefit)	(1,098)	6,311	518	461
Income (loss) before equity in earnings (loss) of affiliated companies	**540**	**13,436**	**(664)**	**(591)**
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies	1,891	5,031	(16,314)	(14,521)
Net income (loss)	**2,431**	**18,467**	**(16,978)**	**(15,112)**
EARNINGS (LOSS) PER SHARE				
Basic	0.09	0.61	(0.53)	(0.48)
Diluted	0.09	0.61	(0.53)	(0.48)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE				
Basic	26,394,425	30,242,151	31,794,675	31,794,675
Diluted	26,415,048	30,351,462	31,794,675	31,794,675

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands) Year ended December 31,

	1999	2000	2001	2001
	EURO	EURO	EURO	USD
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	2,431	18,467	(16,978)	(15,112)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH FLOWS FROM OPERATING ACTIVITIES:				
Depreciation of property, plant and equipment	4,985	4,465	4,495	4,001
Write-off of acquired in-process research and development	-	11,461	-	-
Amortization of intangible assets	2,744	3,126	3,848	3,425
Deferred income taxes (benefits)	(969)	(5,179)	(1,541)	(1,372)
Gain on disposal of equipment	(4)	(131)	(5)	(4)
Loss on disposal of subsidiaries and affiliated companies	152	-	4,805	4,277
Realized gain on sale of marketable securities	(1,512)	-	-	-
Translation of debt in foreign currency	434	(20)	176	157
Equity in (earnings) loss of affiliated companies	(1,891)	(5,031)	11,509	10,244
EFFECTS OF CHANGES IN ASSETS AND LIABILITIES:				
Decrease (increase) in accounts receivable	(994)	(14,151)	17,484	15,562
Decrease (increase) in inventories	(3,461)	(11,856)	10,847	9,655
Decrease (increase) in other current assets	(1,430)	(1,607)	3,224	2,870
Increase (decrease) in accrued liabilities	(5,310)	6,478	(1,335)	(1,188)
Increase (decrease) in accounts payable	9,703	6,044	(21,587)	(19,215)
Net cash provided by operating activities	**4,878**	**12,066**	**14,942**	**13,300**
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital expenditures	(1,213)	(6,311)	(3,393)	(3,020)
Proceeds from sale of equipment	807	214	28	24
Proceeds from sale of subsidiaries and affiliated companies	1,725	955	18,091	16,103
Acquisition of subsidiaries, net of cash acquired	-	(25,235)	(170)	(151)
Proceeds from sale of marketable securities	3,030	-	-	-
Decrease in advances to affiliated companies	806	169	173	154
Other	(132)	-	-	-
Net cash provided by (used in) investing activities	**5,023**	**(30,208)**	**14,729**	**13,110**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

Year ended December 31,

	1999	2000	2001	2001
	EURO	EURO	EURO	USD
CASH FLOWS FROM FINANCING ACTIVITIES:				
Payments on long-term debt and capital leases	(1,286)	(1,915)	(1,704)	(1,517)
Payments on other long-term liabilities	(1,016)	(901)	-	-
Net proceeds from (payments of) advances from customers	3,084	4,282	(9,688)	(8,623)
Payments of bank lines of credit	(2,422)	(6,807)	-	-
Proceeds of secondary offering (net of expense of € 3,172)	-	94,028	-	-
Net cash provided by (used in) financing activities	**(1,640)**	**88,687**	**(11,392)**	**(10,140)**
Net increase in cash and cash equivalents	8,261	70,545	18,279	16,270
Effect of changes in exchange rates on cash and cash equivalents	637	214	378	336
Cash and cash equivalents at beginning of the year	43,192	52,090	122,849	109,348
Cash and cash equivalents at end of the year	**52,090**	**122,849**	**141,506**	**125,954**
SUPPLEMENTAL DISCLOSURE:				
Cash paid for interest	1,502	1,040	833	741
Cash paid for income taxes	671	7,525	2,822	2,512

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in thousands except share data)

	Number of ordinary shares outstanding	Share capital at par value EURO	Capital in excess of par value EURO	Retained earnings EURO	Accumulated other comprehensive income EURO	Total shareholders' equity EURO
Balance at December 31, 1998 (1)	**26,394,425**	**23,955**	**92,749**	**11,347**	**(2,340)**	**125,711**
Net income	-	-	-	2,431	-	2,431
Exchange rate changes for the year	-	-	-	-	5,473	5,473
Reclassification – adjustment for gains on sale of marketable securities realized in net income	-	-	-	-	(159)	(159)
Reclassification – adjustment for exchange rate changes on sale of subsidiaries realized in net income	-	-	-	-	180	180
Balance at December 31, 1999	**26,394,425**	**23,955**	**92,749**	**13,778**	**3,154**	**133,636**
Net income	-	-	-	18,467	-	18,467
Exchange rate changes for the year	-	-	-	-	1,612	1,612
Conversion of priority shares to ordinary shares	250	-	-	-	-	-
Conversion of par value from NLG into euro	-	64	(64)	-	-	-
Issuance of shares (net of expense of € 3,172)	5,400,000	4,914	89,114	-	-	94,028
Balance at December 31, 2000	**31,794,675**	**28,933**	**181,799**	**32,245**	**4,766**	**247,743**
Net loss	-	-	-	(16,978)	-	(16,978)
Exchange rate changes for the year	-	-	-	-	1,139	1,139
Reclassification – adjustment for exchange rate changes on sale of affiliated companies realized in net loss	-	-	-	-	(3,602)	(3,602)
Balance at December 31, 2001	**31,794,675**	**28,933**	**181,799**	**15,267**	**2,303**	**228,302**

(1) The financial data for the year ended December 31, 1998 have been restated from NLG into euro using the exchange rate as of January 1, 1999 (€ 1.00 = NLG 2.20371). (See Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands)

Year ended December 31,

	1999	2000	2001	2001
	EURO	EURO	EURO	USD
Net income (loss)	2,431	18,467	(16,978)	(15,112)
OTHER COMPREHENSIVE INCOME (LOSS):				
Foreign currency translation adjustment	5,473	1,612	1,139	1,014
Adjustment for exchange rate changes on sale of affiliated companies realized in net income (loss)	180	-	(3,602)	(3,206)
Realized gain marketable securities	(159)	-	-	-
Comprehensive income (loss)	**7,925**	**20,079**	**(19,441)**	**(17,304)**

Accumulated other comprehensive income consists of:

Year ended December 31,

	1999	2000	2001	2001
	EURO	EURO	EURO	USD
Foreign currency translation adjustment	3,154	4,766	2,303	2,050
Accumulated other comprehensive income	**3,154**	**4,766**	**2,303**	**2,050**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 BASIS OF PRESENTATION

BE Semiconductor Industries N.V. ("the Company" or "BE Semiconductor") was incorporated in The Netherlands in May 1995 as a wholly owned subsidiary of Berliner Elektro Holding AG (together with its consolidated subsidiaries, "Berliner Elektro") to serve as the holding company for a worldwide business engaged in the development, production, marketing and sales of back-end equipment for the semiconductor industry. The Company's principal operations are in The Netherlands, Asia, and the United States. The Company operates its business through its subsidiaries Fico B.V. ("Fico"), Meco International B.V. ("Meco") and their respective subsidiaries, and Lilogix Inc. d/b/a RD Automation ("RDA").

On October 1, 1993, Berliner Elektro acquired all the outstanding shares of Fico from a third party for a consideration of € 27.2 million (NLG 60 million). This acquisition was accounted for using the purchase method of accounting. At that time, certain tangible and intangible assets were revalued to reflect their fair value. The resulting negative goodwill was allocated proportionally to the acquired non-current assets.

Effective May 1, 1995, the Company acquired all the outstanding shares of Meco from a third party for a consideration of € 52.2 million (NLG 115 million). This acquisition was financed through the issuance of € 25 million (NLG 55 million) of share capital (excluding issue expenses) and € 27.2 million (NLG 60 million) short-term intercompany debt (denominated in German marks). This acquisition was accounted for using the purchase method of accounting. At that time, certain tangible and intangible assets were revalued to reflect their fair value.

In April 2000, 18.4 million shares of the Company were sold to investors through the Amsterdam Stock Exchange, Frankfurt Stock Exchange and Nasdaq Stock Market at a price of € 18.00 (US$ 17.30). The Company sold a total of 5.4 million shares, including the exercise of the underwriters' over-allotment option of 2.4 million shares. Berliner Elektro sold 13 million shares, thereby reducing its ownership from approximately 55% to less than 5%. The gross and net proceeds of the offering to the Company were € 97.2 million and € 94.0 million, respectively.

On September 1, 2000, the Company acquired, through one of its subsidiaries, RDA for a consideration of US$ 21.75 million (€ 24.5 million). Acquisition cost amounted to US$ 1.4 million. RDA designs, develops, markets and services flip chip die attach systems for the semiconductor industry's assembly operations. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments.

The Company allocated the purchase price, including acquisition costs as follows:

	USD
Net tangible assets	268
Identifiable intangible assets	3,583
In-process research and development	9,983
Goodwill	9,267
	23,101

The identifiable intangible assets include patents and trademarks. The identifiable intangible assets and goodwill are amortized over their estimated useful life of 13 years. Starting January 1, 2002, the goodwill resulting from the transaction will not be amortized, but will continue to be evaluated for impairment in accordance with the Financial Accounting Standards Boards ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142. The acquired in-process research and development ("IPRD") was not considered to have reached technological feasibility and in accordance with generally accepted accounting principles the value of such, calculated based on discounted probable future cash flows, was expensed in the third quarter of 2000 to an amount of US$ 10 million (€ 11.5 million; after tax € 7.1 million). The risk-adjusted discount rate applied was 35%. The pro forma impact of this acquisition on prior year financial information is not significant.

On November 15, 2001 the Company sold its 30% equity interest in Possehl BESI Electronics N.V. ("PBE") to L. Possehl & Co., mbH ("Possehl") for € 18.1 million cash. In connection with this transaction, the Company recorded a loss on disposal of € 4.8 million. This loss is included in equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies in the Consolidated Statements of Operations.

Effective December 19, 2001, Possehl BESI Electronics N.V. was renamed to Possehl Electronics N.V.

2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

PRESENTATION

The accompanying Consolidated Financial Statements include the accounts of BE Semiconductor and its consolidated subsidiaries (collectively, "The Company"). The Company follows accounting principles generally accepted in the United States of America ("US GAAP").

The accompanying Consolidated Financial Statements are, solely for the convenience of the reader, also translated into US dollars ("USD" or "US$") using the Noon Buying Rate in effect on December 31, 2001 (€ 1.00 = US$ 0.8901). Such translations should not be construed as representations that the euro amounts could be converted into US dollars at that or any other date. All Netherlands guilder, US dollar and euro amounts are expressed in thousands, unless otherwise stated.

Additional disclosures have been included into notes to the Consolidated Financial Statements to conform these Consolidated Financial Statements to requirements under the Netherlands Civil code. These disclosures are in addition to the disclosures presented under the accounting principles generally accepted in the United States of America.

PRINCIPLES OF CONSOLIDATION

As of December 31, 2001 the following subsidiaries and affiliated companies are included in the accompanying Consolidated Financial Statements:

Name	Country	Percentage of ownership
Fico B.V.	The Netherlands	100%
Fico Molding Systems B.V.	The Netherlands	100% [1]
Fico Trim & Form Integration Systems B.V.	The Netherlands	100%
Fico Tooling B.V.	The Netherlands	100%
Fico Asia SDN. BHD.	Malaysia	100%
Fico America Inc.	United States of America	100%
ASM Fico (F.E.) SDN. BHD.	Malaysia	99.9% [2]
Fico Korea Ltd.	Korea	100%
Fico Hong Kong Ltd.	Hong Kong	100%
Nihon Fico Ltd.	Japan	100%
Fico Sales & Service Pte. Ltd.	Singapore	100%
Meco International B.V.	The Netherlands	100%
Meco Equipment Engineers B.V.	The Netherlands	100%
Meco Japan Co. Ltd.	Japan	100%
Meco Equipment Engineers Inc.	United States of America	100%
Meco Equipment Engineers (Far East) Pte Ltd	Singapore	100%
Lilogix Inc. (d/b/a RD Automation)	United States of America	100%
Possehl BESI Electronics N.V.	The Netherlands	- [3]

[1] Fico Technics B.V. was renamed to Fico Molding Systems B.V. on January 6, 2001.

[2] The Company has a 100% beneficial ownership.

[3] Accounted for an investment under the equity method in the Company's Consolidated Financial Statements. The Company sold its 30% equity interest in PBE on November 15, 2001.

The balance sheets of the Company's foreign subsidiaries are translated at the year-end exchange rate and the income statements of the foreign subsidiaries are translated at the average rate of exchange prevailing during the period. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly to shareholders' equity.

All significant intercompany profit, transactions and balances have been eliminated in consolidation.

DERIVATIVE FINANCIAL INSTRUMENTS

In accordance with SFAS No. 133, which the Company adopted on January 1, 2001, all derivative financial instruments are carried in the Consolidated Balance Sheets at fair value.

Using qualifying criteria defined in SFAS No. 133, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During 2001, the derivative instruments used by the Company all qualify as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company uses forward foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the currency instruments used are consistent with the timing of the firmly committed transactions being hedged. The purpose of the Company's foreign currency management activity is to seek to protect the Company from changes in fair value of foreign currency denominated transactions that may be adversely affected by changes in exchange rates.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate of the date of origin or at a forward contract rate if hedged through a related forward foreign currency exchange contract. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, taking into account applicable hedge accounting requirements. Realized exchange rate differences are recorded in the Consolidated Statements of Operations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with an original maturity date at the date of acquisition of three months or less.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

SHORT-TERM INVESTMENTS

All of the Company's short-term investments in marketable securities are classified as available-for-sale as of the balance sheet date. Investments classified as available-for-sale are recorded at fair value and the amount of unrealized gain (loss) between an investment's cost and its fair value is presented as a component of other comprehensive income in shareholders' equity, net of any applicable deferred taxes.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

Category	Assigned useful life
Buildings	15 - 30 years
Leasehold improvements [1]	5 - 10 years
Machinery and equipment	2 - 10 years
Office furniture and equipment	3 - 10 years

[1] Leasehold improvements are amortized over the shorter of the lease term or economic life of the asset.

LEASES

Assets acquired under capital leases are included in the balance sheet at the present value of the minimum future lease payments and are depreciated over the shorter of the lease term and their useful lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

INTANGIBLE ASSETS

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and is being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years), is based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. As per January 1, 2002, goodwill will not be amortized, but will continue to be evaluated for impairment in accordance with SFAS No. 142. The amortization of patents is based on the weighted average remaining lives of 13 years for Meco and RDA and 16 years for Fico as determined by an independent valuation at date of acquisition.

Management reviews, on an ongoing basis, the continuing appropriateness of the remaining amortizable lives and the net realizable value of the individual unamortized balances, based upon projections of future undiscounted cash flows from the operations of the respective business. If the sum of the future undiscounted cash flow was less than the carrying value of the Company's identifiable intangible assets or goodwill, the carrying amount of the identifiable intangible assets or goodwill would be written down to its estimated net realizable value.

INVESTMENT IN AFFILIATED COMPANIES

Investment in unconsolidated affiliated companies, where the Company exercises significant influence (generally a voting share of 20%-50%), are accounted for under the equity method. Investment in affiliated companies also includes goodwill relating to the investment.

INCOME TAXES

The Company applies SFAS No. 109 "Accounting for income taxes", which requires the asset and liability method of accounting for taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount that it is more likely than not to be realized.

REVENUE RECOGNITION

Shipment of products occurs after a customer accepts the product at the Company's premises. The Company recognizes revenues from sales of products upon shipment or earlier title transfer. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against the Company is to enforce the Company's obligations relating to installation, which is concidered inconsequential, and warranty. Advance payments received from customers are recorded as a liability until the products have been shipped or title has been transferred. Operating expenses and other income and expense items are recognized in the Consolidated Statements of Operations as incurred or earned.

WARRANTY EXPENSE

The Company records a liability for estimated warranty expense when corresponding sales revenues are recognized, that is, at the time of shipment or earlier title transfer. The amount recorded is based on a history of actual costs incurred and on estimated probable costs related to such current sales.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense when incurred. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates, is occurred. Technical development credits (Technische Ontwikkelingskredieten or "TOKs") received from The Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No such repayments are required if such sales do not occur (see Note 19).

PENSION COSTS

Pension plans are funded with insurance companies based on a defined contribution plan. The Company has no other liability regarding pensions other than payment of annual premiums which are charged against earnings.

STOCK OPTIONS

The Company applies Accounting Principles Board Opinion ("APB") No. 25 "Accounting for stock issued to employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for stock-based compensation" allows companies to elect to account for stock options a fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123 in the footnotes to the financial statements.

CONCENTRATION OF CREDIT RISK

A relatively small number of customers account for a significant percentage of the Company's net sales. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions, would have an adverse effect on the Company's business, financial condition and results of operations. The Company's future success will depend in part upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers and the general economy.

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

EARNINGS PER SHARE

Basic earnings per share have been computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been computed using the weighted average number of ordinary shares and equivalents (representing the dilutive effect of stock options) outstanding during the period.

USE OF ESTIMATES

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued Statement No. 141, "Business combinations", and Statement No. 142, "Goodwill and other intangible assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. SFAS No. 142 requires also that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of".

The Company adopted the provisions of Statement No. 141 as at July 1, 2001 and Statement No. 142 as at January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with SFAS No. 142. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to January 1, 2002.

Statement No. 141 requires, that a company evaluates its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and makes any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. The Company will reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, it is required to test the intangible asset for impairment in accordance with the provisions of Statement No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 requires to perform an assessment of whether there is an indication that goodwill, and equity-method goodwill, is impaired as of the date of adoption. To accomplish this a company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The company then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, must be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the financial statements.

Finally, any unamortized negative goodwill and negative equity-method goodwill existing at the date Statement No. 142 is adopted, must be written off as the cumulative effect of a change in accounting principle.

As of December 31, 2001, the Company has unamortized goodwill in the amount of € 13,025, unamortized indentifiable intangible assets in the amount of € 18,705, and no unamortized negative goodwill, all of which will be subject to the transition provisions of Statements No. 141 and No. 142. Amortization expense related to goodwill was € 844 and € 1,365 for the year ended December 31, 2000 and 2001, respectively. Because of the extensive effort needed to comply with adopting Statements No. 141 and No. 142, it is not practicable to reasonably estimate the impact of adopting these Statements on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation is realized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is currently assessing SFAS No. 143 and the impact that adoption, in 2003, will have on the Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets to be disposed of", and APB Opinion No. 30 "Reporting the results of operations – reporting the effects of a disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions." SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for 2002 and adoption will not have a material impact on the Consolidated Financial Statements of the Company.

People invent and work with machines. Somewhere along the industrial (r)evolution, we became connected, we became interdependent. Machinery in its widest definition is the embodiment of our prosperity and our welfare. Perhaps in the Western world, even our well-being. Machines become intelligent and do part of our thinking when we build cars. Other machines are dressed up as pets to teach us how to take care – the human touch. But eventually we will become one...


Symbiosis

3 ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	
	2000	2001
	EURO	EURO
Accounts receivable from third parties	50,382	35,580
Accounts receivable from affiliated companies	417	-
Allowance for doubtful accounts	(2,524)	(4,502)
Total accounts receivable, net	**48,275**	**31,078**

4 INVENTORIES

Inventories consist of the following:

	December 31,	
	2000	2001
	EURO	EURO
Precious metals	166	14
Raw materials	9,484	9,146
Work in progress	27,658	18,111
Finished goods	2,458	2,039
Total inventories	**39,766**	**29,310**

A summary of activity in the allowance for obsolescence is as follows:

	2000	2001
	EURO	EURO
Balance at January 1,	3,681	3,713
Provision for loss on obsolete inventory	1,293	2,541
Addition due to purchase subsidiary	456	-
Inventory written off	(1,717)	(304)
Balance at December 31,	**3,713**	**5,950**

5 OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2000	December 31, 2001
	EURO	EURO
VAT receivables	3,982	917
Income taxes	-	238
Subsidies and development credits receivable	291	190
Interest to receive	284	145
Deposits	278	234
Prepaid expenses	569	917
Deferred tax assets	428	1,371
Other	693	1,075
Total other current assets	**6,525**	**5,087**

6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Land, buildings and leasehold improvements EURO	Machinery and equipment EURO	Office furniture and equipment EURO	Assets under construction EURO	Total EURO
BALANCE AT JANUARY 1, 2001:					
Cost	21,652	22,510	17,331	61	61,554
Accumulated depreciation	(5,152)	(13,846)	(13,152)	-	(32,150)
Book value	**16,500**	**8,664**	**4,179**	**61**	**29,404**
CHANGES IN BOOK VALUE IN 2001:					
Investments	124	1,568	1,270	431	3,393
Disposals	(10)	(12)	(26)	-	(48)
Depreciation	(663)	(2,012)	(1,820)	-	(4,495)
Foreign currency translation	83	82	47	-	212
	(466)	**(374)**	**(529)**	**431**	**(938)**
BALANCE AT DECEMBER 31, 2001:					
Cost	21,872	23,586	16,548	492	62,498
Accumulated depreciation	(5,838)	(15,296)	(12,898)	-	(34,032)
Book value	**16,034**	**8,290**	**3,650**	**492**	**28,466**

The Company has obligations under various capital and operating leases, primarily for land and buildings, manufacturing and office facilities and equipment. Assets under capital leases included in property, plant and equipment consist of the following:

	December 31, 2000	2001
	EURO	EURO
Land and buildings	9,453	9,453
Machinery, equipment and office furniture	232	241
Accumulated depreciation	(1,041)	(1,323)
Total	**8,644**	**8,371**

7 INTANGIBLE ASSETS

Intangible assets consist of the following:

	Goodwill	Patents	Other identifiable intangible assets	Total
	EURO	EURO	EURO	EURO
BALANCE AT JANUARY 1, 2001:				
Cost	17,440	34,055	794	52,289
Accumulated amortization	(3,475)	(13,842)	(21)	(17,338)
Book value	**13,965**	**20,213**	**773**	**34,951**
CHANGES IN BOOK VALUE IN 2001:				
Adjustments during the year	(98)	-	-	(98)
Amortization	(1,365)	(2,420)	(63)	(3,848)
Foreign currency translation	523	160	42	725
	(940)	**(2,260)**	**(21)**	**(3,221)**
BALANCE AT DECEMBER 31, 2001:				
Cost	17,890	34,223	838	52,951
Accumulated amortization	(4,865)	(16,270)	(86)	(21,221)
Book value	**13,025**	**17,953**	**752**	**31,730**

8 INVESTMENT IN AFFILIATED COMPANIES

The Company sold its 30% equity interest in PBE on November 15, 2001, for € 18.1 million in cash. As a result, the investment in affiliated companies as per December 31, 2001 is nil. The investment in affiliated companies as per December 31, 2000 consists of the following:

	December 31, 2000
	EURO
Equity in net assets	27,785
Goodwill	17,225
Accumulated amortization	(6,470)
Total investment in affiliated companies, net	**38,540**

The goodwill related to PBE was amortized over a period of thirteen years through the date of sale on November 15, 2001.

The Company's equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies consists of the 30% interest of the company in the results of PBE for period January 1 up and until November 15, 2001, the amortization on goodwill and the loss on sale of PBE:

	Year ended December 31, 1999	Year ended December 31, 2000	January 1 to November 15, 2001
	EURO	EURO	EURO
Equity in earnings (loss) of affiliated companies	3,190	6,330	(10,372)
Amortization of goodwill	(1,299)	(1,299)	(1,137)
Loss on sale of affiliated companies	-	-	(4,805)
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies, net	**1,891**	**5,031**	**(16,314)**

PBE announced a restructuring plan in 2001 in order to significantly lower its overhead structure and break-even profitability levels. In connection therewith, PBE recorded restructuring charges until November 15, 2001 of € 19.3 million to cover the estimated costs of severance for a workforce reduction of approximately 30% as well as for the consolidation and/or closing of three European facilities and the relocation of Hong Kong leadframe manufacturing operations to mainland China. The Company recorded its proportionate 30% share of this charge, which amounted to € 5.8 million in 2001.

The loss on sale of affiliated companies included the reversal of the portion of the cumulative translation adjustment component of shareholders' equity relating to the investment in PBE, which reduced the loss by € 5.3 million.

The following tables presents condensed financial information of the assets, liabilities and results of operations of PBE as per December 31, 2000.

	December 31, 2000
	EURO
Current assets	97,636
Non-current assets	109,947
Total assets	**207,583**
Current liabilities	67,460
Long-term debt	40,308
Other non-current liabilities	3,448
Minority interests	3,749
Shareholders' equity	92,618
Total liabilities and shareholders' equity	**207,583**

	Year ended December 31,		January 1, to November 15,
	1999	**2000**	**2001**
	EURO	EURO	EURO
Net sales	193,055	253,112	155,916
Gross profit	47,512	66,075	16,944
Operating income (loss)	19,885	29,350	(31,013)
Net income (loss) before minority interest	13,849	22,957	(34,216)
Net income (loss)	10,635	21,100	(34,572)

In December 2001, subsequent to the sale of the Company's 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one-time charge of € 5.8 million in the results of PBE in 2001. PBE will, in compliance with US GAAP, disclose the impact of this accounting change as a cumulative effect of a change in accounting principle computed as of January 1, 2001. Also, as required by US GAAP, the results of operations of PBE for its fiscal year ended December 31, 2001, will be prepared on the basis of the newly adopted accounting principle.

Subsequent to the sale of the 30% interest in PBE, the Company no longer had any representation on the Board of Directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and the Company's proportionate share of this change has not been included in the Consolidated Statements of Operations. The Company's proportionate share in the results of PBE in the accompanying financial statements is presented on the basis of PBE's former accounting principle. The inclusion of the impact of this change in accounting principle in the financial statements of the Company would not affect the net income (loss) of the Company for the year 2001, as the Company sold its 30% interest in PBE on November 15, 2001, and accordingly, the impact of the change in accounting principle would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE recorded by the Company.

Although the Company was not required to retroactively adjust its 30% share of the net loss of PBE for 2001 and the amount of the loss on the sale of its investment in PBE since the decision to change the accounting principle was made by PBE subsequent to the disposal date, the following schedule discloses the impact that the change would have otherwise had on the previously issued quarterly results of the Company.

UNAUDITED

	First quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Total 2001
	EURO	EURO	EURO	EURO	EURO
The Company's 30% share in earnings (loss) of PBE as reported	(265)	(5,645)	(2,317)	(2,145)	(10,372)
30% Share of the cumulative effect of change in accounting principle	(1,226)	-	-	-	(1,226)
30% Share of the impact of newly adopted accounting principle	(145)	(145)	(145)	(73)	(508)
The Company's 30% share in earnings (loss) of PBE including effect of change in accounting principle	**(1,636)**	**(5,790)**	**(2,462)**	**(2,218)**	**(12,106)**

As described above, the sum of the Company's 30% share of PBE's cumulative effect of change in accounting principle and the 2001 impact of the newly adopted accounting principle of € 1.7 million would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE at November 15, 2001.

The following table summarizes related party transactions with PBE:

	Year ended December 31, 1999	2000	January 1, to November 15, 2001
	EURO	EURO	EURO
Sales	1,447	9,199	3,486
Purchases	675	1,378	270

9 DEFERRED INCOME TAXES

The items giving rise to net deferred tax assets (liabilities) were as follows:

	December 31,	
	2000	2001
	EURO	EURO
DEFERRED TAX ASSETS		
- Operating loss carry forwards	1,051	1,643
- Intangible assets	4,006	4,871
- Inventories	176	192
- Provisions	110	123
- Other items	174	303
Total deferred tax assets, gross	**5,517**	**7,132**
- Valuation allowance	(1,161)	(1,677)
Total deferred tax assets, net	**4,356**	**5,455**
DEFERRED TAX LIABILITIES		
- Intangible assets	(5,858)	(5,109)
- Other items	-	(317)
Total deferred tax liabilities	**(5,858)**	**(5,426)**
Total deferred taxes	**(1,502)**	**29**
DEFERRED TAX ASSETS		
- Current	428	1,371
- Non-current	3,928	4,084
	4,356	**5,455**
DEFERRED TAX LIABILITIES		
- Current	-	(742)
- Non-current	(5,858)	(4,684)
	(5,858)	**(5,426)**
Total deferred taxes	**(1,502)**	**29**

The deferred tax assets for operating loss carry forwards are related to the US and Japanese operations of the Company. Under applicable US tax law, the Company's US related operating losses of € 3.2 million expire in the period 2010 through 2017. The Company's Japanese operating losses amounting € 1.2 million expire in the period 2002 through 2006. The net total of deferred tax assets for operating loss carry forwards and relating valuation allowances as of December 31, 2000 and 2001 was nil and € 82, respectively.

The net change in the total valuation allowance for the year ended December 31, 2000 was a decrease of € 54, principally due to the release of the provision for Meco's Japanese subsidiary. This release was due to the evaluation of the subsidiary's anticipated profitability over the period of years that taxable income is expected to be generated to realize the benefit of these tax assets. The net change in the total valuation allowance for the year ended December 31, 2001 was an increase of € 516, principally due to uncertainty regarding the realization of the deferred tax assets of the

Company's US and Japanese subsidiaries through future taxable income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not, the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2001. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The deferred tax assets for intangible assets relate to temporary differences of the write-off of acquired in-process research and development in connection with the acquisition of RDA. The deferred tax liabilities for intangible assets relate to temporary differences of intangible assets of Fico and Meco.

10 SHORT-TERM DEBT

Short-term debt consists of the following:

December 31,

	2000	2001
	EURO	EURO
Current portion of long-term debt and capital leases	1,693	1,648
Total short-term debt	**1,693**	**1,648**

At December 31, 2001, Fico had credit facilities of € 7,487 with ING Bank and € 6,353 with ABN AMRO Bank to meet working capital needs. At December 31, 2000 and 2001, no borrowings were outstanding under the revolving credit facilities, however, the amount that was available to be drawn under the lines was reduced by € 425 and nil, respectively, in outstanding bank guarantees. The credit facility agreements include covenants requiring Fico to maintain certain financial ratios.

At December 31, 2001, Meco had credit facilities of € 5,899 with SNS Bank Nederland N.V. and € 4,538 with F. van Lanschot Bankiers N.V. to meet working capital needs. At December 31, 2000 and 2001, no borrowings were outstanding under the revolving credit facilities, however, the amount that was available to be drawn under the lines was reduced by € 481 and € 90, respectively, in outstanding bank guarantees and € 3,544 and € 579, respectively, for foreign exchange contracts and check payments facilities. The credit facility agreements include covenants requiring Meco to maintain certain financial ratios.

The Company was in compliance with all loan covenants at December 31, 2000 and 2001.

11 ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31,	
	2000	2001
	EURO	EURO
Advances from customers	12,471	3,040
Warranty provision	4,529	3,102
Income taxes	1,423	298
Other taxes and social security	791	797
Salaries and payroll related items	4,355	3,764
Accrued commissions	1,466	720
Current portion other long-term liabilities	853	-
Subsidies and development credits payable	1,515	1,081
Restructuring	-	5,487
Deferred tax liabilities	-	742
Other	5,295	3,661
Total accrued liabilities	**32,698**	**22,692**

12 RESTRUCTURING CHARGES

In the second and third quarters of 2001 the Company adopted restructuring plans that included a total reduction of its global workforce (including temporary workers) by approximately 26%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders received by the Company and were taken: (i) to better align the Company's cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. The Company recorded pre tax restructuring charges of € 8.3 million (€ 5.5 million after tax) in connection with this reduction in workforce.

Changes in the restructuring reserve were:

	EURO
Restructuring reserve	8,306
Cash payments	(2,819)
Restructuring reserve as of December 31, 2001	**5,487**

The provision for the reduction in workforce includes severance and other benefits for approximately 180 fixed employees, mainly representing most major departments in the Company's Fico subsidiaries in The Netherlands and Asia.

13 LONG-TERM DEBT AND CAPITAL LEASES

		December 31, 2000	2001
		EURO	EURO
A.	Long-term loan from De Nationale Investerings Bank N.V. ("NIB"), fixed interest rate at 8.85%	2,541	1,906
B.	Subordinated debt, fixed interest rate at 9.125%	1,618	969
C.	Capital lease of property Duiven, The Netherlands, Interest rate Interbancair rate + 0.9% (Interest rate at 4.8 % at December 31, 2001)	7,946	7,711
	Capital leases at various interest rates	287	102
		12,392	**10,688**
	Less: current portion	(1,693)	(1,648)
	Total long-term debt and capital leases	**10,699**	**9,040**

A. Principal payments of € 159 are due quarterly and commenced on March 20, 2000. This term loan includes covenants requiring Fico to maintain certain financial ratios and to meet other non-financial requirements. The Company was in compliance with all applicable covenants at December 31, 2000 and 2001.

B. Principal payments in semi-annual installments of € 324 are made on this loan. The loan matures in January 2003 and is subordinated to present and future creditors. All present and future majority owned subsidiaries of Meco in The Netherlands and abroad are jointly and severally liable and 90% of the loan has been guaranteed by the Government of The Netherlands. In agreement with the NIB, the Company has paid two additional installments of € 324 in 2000, each together with the original installments. Unless otherwise approved by NIB, dividends and other distributions of profit can only be declared as long as shareholders' equity exceeds 35% of Meco's consolidated assets. Such dividends may be distributed out of the cash flow of the prior financial year. In the case of a merger or acquisition of the debtor, the NIB is entitled to request full repayment of the outstanding balance.

C. The Company leases a building in Duiven, The Netherlands. The lease commenced in July 1997 and has a term of 15 years. The lease payments include a variable interest rate component and was € 150 per quarter as of December 31, 2001. After 15 years the Company has the right to buy the building for an amount of € 5.1 million.

Aggregate required principal payments due on long-term debt and capital leases are as follows:

	Long-term debt	Capital leases
	EURO	EURO
2002	1,284	704
2003	955	600
2004	636	600
2005	-	600
2006	-	600
2007 and thereafter	-	7,597
Total	**2,875**	**10,701**
Less: imputed interest		(2,888)
Less: current portion of capitalized lease obligation		(364)
Non-current portion of capitalized lease obligation		**7,449**

14 OTHER LONG-TERM LIABILITIES

The other long-term liabilities relate to amounts due for the purchase in May 1997 of 6.1% of the shares of PBE. At December 31, 2000, the balance consisted of the following:

	December 31, 2000
	EURO
Other long-term liabilities	901
Imputed interest	(48)
	853
Less: current portion	(853)
Total other long-term liabilities	-

Principal payments were made in annual installments of € 1,043. The long-term liabilities were discounted at interest rates from 5.5% to 6.12%.

15 EMPLOYEE BENEFITS

PENSION PLANS

The Company and its Dutch subsidiaries have defined contribution plans, which provide retirement benefits that cover substantially all employees. The Company has no continuing obligations other than the annual contributions. Aggregate pension plan contributions were € 3,137 in 1999, € 3,615 in 2000 and € 3,855 in 2001.

The Company's US, Malaysian, Korean and Japanese subsidiaries have retirement plans that are integrated with and supplement the governmental benefits provided in the laws of the United States of America, Malaysia, Korea and Japan, respectively.

EMPLOYEE STOCK OPTION PLAN

In 1995, the Company established the BE Semiconductor Incentive Plan. Up to 1,250,000 ordinary shares ("1995 Plan Shares") could have been issued under the BE Semiconductor Incentive Plan, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 1995 Plan Shares can consist, in whole or in part, of unauthorized and unissued shares or treasury shares. It is anticipated that the Company made, in each of the years to 2001 awards under the option plan to executive officers and senior employees of the Company. Through 1998, such options, in the case of Dutch employees and officers, vested at the date of grant. Options granted in 1999, 2000 and 2001 vest after three years. The BE Semiconductor Incentive Plan expired in 2001. Stock options granted under the BE Semiconductor Incentive Plan will have exercise prices equal to the market price at the date of issue. In 2001, the company established the BE Semiconductor Industries Incentive plan 2001 – 2006. The total number of ordinary shares ("2001 Plan Shares") that may be issued under the BE Semiconductor Incentive Plan, shall not exceed 1.5% of the total ordinary shares outstanding, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued shares or treasury shares. It is anticipated that the Company will, in each of the years to 2006 make awards under the option plan to executive officers and senior employees of the Company.

Following is a summary of changes in BE Semiconductor options:

	Number of options	Option price per share in euro
Balance December 31, 1998	264,860	9.50 – 12.75
Options granted	56,200	6.35 – 7.30
Options forfeited	(11,041)	10.05 – 12.75
Balance December 31, 1999	**310,019**	**6.35 –12.75**
Options granted	436,147	9.80 – 17.90
Options forfeited	(148,980)	7.30 – 17.90
Balance December 31, 2000	**597,186**	**6.35 –17.90**
Options granted	326,852	7.70 – 9.55
Options forfeited	(34,159)	9.55 – 17.90
Balance December 31, 2001	**889,879**	**6.35 –17.90**

Stock options outstanding and exercisable at December 31, 2001:

Range of exercise price	Options outstanding			Options exercisable	
	Options	Weighted average remaining contractual life (years)	Weighted average exercise price in EURO	Options	Weighted average exercise price in EURO
€ 6.35	40,200	3.33	6.35	-	-
€ 7.70 - € 9.80	448,408	5.21	9.61	-	-
€ 10.05 - € 11.28	114,624	0.86	10.66	114,624	10.66
€ 14.65 - € 17.90	286,647	4.42	16.77	66,660	14.65

As permitted under SFAS No. 123, the Company has elected to follow APB No. 25 and related interpretations in accounting for stock-based awards to employees. Pro forma information regarding net income and net income per share is required by SFAS No. 123 for awards granted after June 30, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The Company's net income and net income per share would have been reduced to the following pro forma amounts, had compensation cost for stock options granted under the BE Semiconductor Incentive Plan been recorded based on the fair value at the grant dates:

	1999	2000	2001
	EURO	EURO	EURO
NET INCOME (LOSS):			
As reported	2,431	18,467	(16,978)
Pro forma	2,393	17,738	(18,018)
BASIC NET INCOME (LOSS) PER SHARE:			
As reported	0.09	0.61	(0.53)
Pro forma	0.09	0.59	(0.57)
DILUTED NET INCOME (LOSS) PER SHARE:			
As reported	0.09	0.61	(0.53)
Pro forma	0.09	0.58	(0.57)
Options exercisable at year-end	253,819	155,172	181,284

The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

	1999	2000	2001
Expected life (years)	5.8	5.6	5.8
Expected stock price volatility	51.0%	52.8%	54.1%
Risk-free rate	3.7%	5.2%	5.0%

The per share weighted average fair value of options granted during 1999, 2000 and 2001 was € 3.44, € 8.10 and € 5.40 respectively.

16 SHARE CAPITAL

As of December 31, 1999, the Company's authorized capital consisted of 54,999,750 ordinary shares, nominal value of NLG 2.00 per share, 55,000,000 preference shares, nominal value NLG 2.00 per share, and 250 priority shares, nominal value NLG 2.00 per share. At December 31, 1999, 26,394,425 ordinary shares and 250 priority shares were outstanding. No preference shares were outstanding at December 31, 1999.

In April 2000, 18.4 million shares of the Company were sold to investors in a public offering on the Amsterdam Stock Exchange, the Frankfurt Stock Exchange and Nasdaq Stock Market at a price of € 18.00. The Company sold a total of 5.4 million shares, including the exercise of the underwriters' over-allotment option of 2.4 million shares. Berliner Elektro sold 13 million shares, thereby reducing its ownership from approximately 55% to less than 5%. The gross and net proceeds of the offering to the Company were € 97.2 million and € 94.0 million, respectively.

Effective April 5, 2000, the authorized share capital was divided into 55,000,000 ordinary shares, nominal value € 0.91 per ordinary share and 55,000,000 preference shares, nominal value € 0.91 per preference share. Also effective April 5, 2000, the 250 outstanding priority shares were converted into 250 ordinary shares and the class of priority shares was eliminated.

At December 31, 2000 and 2001, 31,794,675 ordinary shares were outstanding. No preference shares were outstanding at December 31, 2000 and 2001.

17 FINANCIAL INSTRUMENTS

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for derivative instruments and hedging activities", as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS No. 133 on January 1, 2001, increased the assets of the Company by approximately € 79 and liabilities by approximately € 83. The Consolidated Statements of Operations included a net accumulated derivative loss of approximately € 4 in 2001.

FOREIGN EXCHANGE

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the euro against the US dollar and dollar-linked currencies, since approximately 33% of the Company's sales are denominated in US dollar and dollar-linked currencies.

The Company seeks to protect itself from adverse movements in foreign currency exchange rates by hedging firmly committed sales contracts, which are denominated in US dollars or Japanese yen through the use of forward foreign currency exchange contracts. In addition, the Company also uses forward foreign currency exchange contracts to hedge accounts receivable that are denominated in a foreign currency. During 2000 and 2001, the Company did not have any derivative financial instruments that are held for trading or speculative purposes or that qualify as cash flow hedges. Forward exchange contracts used to hedge the foreign currency exposure resulting from assets and liabilities denominated in currencies other than the functional currency are accounted for as fair value hedges.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the term of the contract. The amount of such credit risk, measured as the fair value of all forward foreign currency exchange contracts that have a positive fair value position, was € 1,504 and € 79 at December 31, 2000 and 2001, respectively. The Company believes that the risk of significant loss from credit risk is remote because it deals with credit-worthy financial institutions. The Company does not, in the normal course of business, demand collateral from the counterparties.

The following is a summary of the Company's forward foreign currency exchange contracts at year-end exchange rates:

	December 31, 2000	2001
	EURO	EURO
To sell US dollars for euro	40,122	6,884
To buy US dollars for euro	901	-
To buy euro for Japanese yen	1,983	336

At December 31, 2000 and 2001, unrealized gains on forward foreign currency exchange contracts that were designated as a hedge of firmly committed transactions amounted to € 666 and € 10, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of the Company's on-balance-sheet financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value due to the short maturity of those instruments and to the fact that interest rates are floating or approximate the rates currently available to the Company.

The fair value of the Company's forward foreign currency exchange contracts, which are estimated using pricing models based on the discounted cash flow method, had a positive value of € 782 at December 31, 2000 and a negative value of € 4 at December 31, 2001.

Foreign currency gains (losses) amounted to € 56, (€ 94) and (€ 69) for the years ended December 31, 1999, 2000 and 2001, respectively, and are reported as part of selling, general and administrative expenses.

18 COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under operating leases. As of December 31, 2001, the required minimum lease commitments were as follows:

	EURO
2002	1,535
2003	728
2004	428
2005	49
2006	30
Total	**2,770**

Committed rental expense was € 1.6 million as of 1999, € 1.8 million as of 2000 and € 1.6 million as of 2001. In addition, the Company has an unconditional obligation related to the purchase of equipment and hiring of specific external technical staff totaling € 4.0 million as of December 31, 2001.

19 RESEARCH AND DEVELOPMENT CREDITS

The Company receives subsidies and credits for research and development from various governmental sources.

In 1994, the Company entered into research and development credit agreements with the Government of The Netherlands, Ministry of Economic Affairs, to fund research and development projects for the new generation of automated molding systems. The amounts received are contingently repayable to the extent that sales of the products to which the aid was related actually occur. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Actual and contingent amounts repayable accrue interest. The interest rate was 6.15% between 1994 and 2001. The remaining amount (including interest) contingently repayable was € 5,113 and € 4,632 at December 31, 2000 and 2001. The amounts reflected in accrued liabilities at December 31, 2000 and 2001, with respect to sales of automated molding systems, were € 984 and € 868, respectively.

In 1996, the Company entered into research and development credit agreements with the Government of The Netherlands, Ministry of Economic Affairs, to fund research and development projects for the new generation of trim and form systems. The amounts received are contingently repayable to the extent that sales of the products to which the aid was related occur. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Furthermore, 40% of sales of the prototype and related assets to which the aid was related, are contingently repayable. Actual and contingent amounts repayable accrue interest. The interest rate was 6.3% between 1997 and 2001. The remaining amount (including interest) contingently repayable was € 1,412 and € 1,309 at December 31, 2000 and 2001, respectively. The amounts reflected in accrued liabilities at December 31, 2000 and 2001, with respect to sales of automated trim and form systems were € 531 and € 213, respectively.

The amounts of research and development subsidies and credits offset against research and development expenses amounted to € 1,153 in 1999, € 485 in 2000 and € 290 in 2001.

20 SEGMENT, GEOGRAPHIC AND CUSTOMERS INFORMATION

The Company designs, develops, manufactures, markets and services molding systems, trim and form and integration systems ("packaging equipment") through its Fico subsidiary, selective plating and tin-lead plating systems and singulation systems ("plating and singulation equipment") through its Meco subsidiary, and flip chip die attach systems ("die attach equipment") through RDA for the semiconductor industry's "back-end" assembly operations. The Company provided leadframes and connector plating services to customers through its 30% joint venture, PBE, until November 15, 2001.

The accounting principles that are used for reporting the results of operations of the segments are the same accounting principles as used for the Company's Consolidated Financial Statements. The measure of profit or loss used by the Company's chief operating decision maker to evaluate the performance for each operating segment is income (loss) before taxes and equity in earnings of affiliated companies.

The following table summarizes selected financial data of the Company's packaging equipment, plating and singulation equipment, die attach equipment and the leadframes businesses:

	Packaging equipment EURO	Plating and singulation equipment EURO	Die attach equipment EURO	Lead-frames EURO	Corporate/ elimination EURO	Total EURO
Year ended December 31, 1999:						
Net sales	75,085	30,560	-	-	-	105,645
Depreciation and amortization	4,964	2,756	-	-	9	7,729
Restructuring charges (release)	(1,067)	-	-	-	-	(1,067)
Interest income (expense), net	(1,321)	78	-	-	680	(563)
Income (loss) before taxes	(6,196)	3,839	-	-	1,799	(558)
Earnings of affiliated companies	-	-	-	1,891	-	1,891
Capital expenditures	637	576	-	-	-	1,213
Long term liabilities, non group	10,478	1,645	-	-	-	12,123
Total assets	81,732	59,384	-	32,250	28,923	202,289
Year ended December 31, 2000:						
Net sales	131,428	64,417	2,127	-	-	197,972
Depreciation and amortization	4,391	2,800	389	-	11	7,591
Interest income (expense), net	(1,974)	542	5	-	4,241	2,814
Income (loss) before taxes	14,225	14,551	(11,676)	-	2,647	19,747
Earnings of affiliated companies	-	-	-	5,031	-	5,031
Capital expenditures	5,302	987	6	-	16	6,311
Long term liabilities, non group	9,721	978	-	-	-	10,699
Total assets	102,418	68,167	20,777	38,540	95,845	325,747
Year ended December 31, 2001:						
Net sales	102,435	40,653	6,942	-	-	150,030
Depreciation and amortization	4,390	2,800	1,141	-	12	8,343
Restructuring charges	8,252	54	-	-	-	8,306
Interest income (expense), net	(1,798)	468	13	-	5,557	4,240
Income (loss) before taxes	(4,817)	1,143	(1,176)	-	4,704	(146)
Loss of affiliated companies	-	-	-	(16,314)	-	(16,314)
Capital expenditures	2,655	682	56	-	-	3,393
Long term liabilities, non group	8,720	320	-	-	-	9,040
Total assets	110,777	55,170	20,153	-	85,786	271,886

Income (loss) before taxes of the Company's die attach equipment segment includes a write-off of acquired IPRD for the year ended December 31, 2000 of € 11.5 million.

The following table summarizes revenues and long-lived assets of the Company's operations in the Netherlands, the United States of America and Asia Pacific, the significant geographic areas in which the Company operates. Intra-area sales are based on the sales price to unaffiliated customers.

	The Netherlands EURO	United States EURO	Asia Pacific EURO	Intangible assets EURO	Elimination EURO	Total EURO
Year ended December 31, 1999						
Net sales	94,079	3,751	17,402	-	(9,587)	105,645
Long-lived assets	56,035	72	3,468	24,138	-	83,713
Year ended December 31, 2000						
Net sales	176,381	5,695	24,640	-	(8,744)	197,972
Long-lived assets	64,006	119	3,819	34,951	-	102,895
Year ended December 31, 2001						
Net sales	133,211	9,334	14,246	-	(6,761)	150,030
Long-lived assets	24,787	139	3,540	31,730	-	60,196

The following table represents the geographical distribution of the Company's net sales to unaffiliated companies.

Year ended December 31,

	1999 EURO	2000 EURO	2001 EURO
Europe and Rest of World	31,236	64,384	47,766
United States	8,954	22,905	33,323
Malaysia	16,410	43,694	27,319
Philippines	16,178	13,634	6,574
Taiwan	8,642	13,548	3,923
Other Asia Pacific	24,225	39,807	31,125
Total net sales	**105,645**	**197,972**	**150,030**

The following table represents export sales by the Company's Netherlands operations to unaffiliated customers, that exceeded 10% of total net sales in each year:

	Other Europe EURO	United States EURO	Malaysia EURO	Philippines EURO	Rest of World EURO	Total EURO
Year ended						
December 31, 1999	26,783	-	10,974	15,615	32,566	85,938
December 31, 2000	60,457	-	32,636	-	60,514	153,607
December 31, 2001	45,344	20,431	23,100	-	34,910	123,785

The Company's net sales are generated primarily by shipments to Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Taiwanese and other Asian manufacturers and subcontractors. The following table presents sales to specific customers that exceeded 10% of total net sales in each year.

Year ended December 31,

	1999	2000	2001
	EURO	EURO	EURO
CUSTOMER:			
A	14,976	36,911	16,102
B	12,645	23,911	25,890
C	12,498	-	-

21 SELECTED OPERATING EXPENSES AND ADDITIONAL INFORMATION

Aggregate cash compensation paid or accrued by the Company for its management including members of the Board of Management of the Company was € 1,640 in 1999, € 2,120 in 2000 and € 2,303 in 2001. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were € 132, € 215 and € 187 in 1999, 2000 and 2001, respectively. Aggregate compensation for the members of the Supervisory Board amounted to € 64 in 1999 and € 77 in 2000 and 2001.

Personnel expenses for all employees were as follows:

Year ended December 31,

	1999	2000	2001
	EURO	EURO	EURO
Wages and salaries	26,120	32,060	31,456
Social security expenses	3,684	4,342	3,226
Pension and retirement expenses	1,933	2,257	2,739
Total personnel expenses	**31,737**	**38,659**	**37,421**

The average number of employees during 1999, 2000 and 2001 were 810, 778 and 819, respectively.

The total number of personnel employed per sector were:

As of December 31,

	1999	2000	2001
Sales and Marketing	150	159	133
Manufacturing and Assembly	438	522	475
Research and Development	67	70	66
General and Administrative	78	83	72
Total number of personnel	**733**	**834**	**746**

As of December 31, 1999, 2000 and 2001 a total of 542, 590 and 545 personnel respectively, were employed in The Netherlands.

22 INTEREST INCOME (EXPENSE) AND OTHER INCOME

The components of interest income (expense), net are as follows:

Year ended December 31,

	1999	2000	2001
	EURO	EURO	EURO
Interest income	1,190	4,412	5,053
Interest expense	(1,753)	(1,598)	(813)
Interest income (expense), net	**(563)**	**2,814**	**4,240**

The components of other income are as follows:

Year ended December 31,

	1999	2000	2001
	EURO	EURO	EURO
Loss on sale of subsidiaries	(332)	-	-
Gain on sale of marketable securities	1,512	-	-
Other income	**1,180**	**-**	**-**

23 INCOME TAXES

The components of income (loss) before income taxes and equity in earnings (loss) of affiliated companies are as follows:

Year ended December 31,

	1999	2000	2001
	EURO	EURO	EURO
Domestic	(4,747)	23,360	1,796
Foreign	4,189	(3,613)	(1,942)
Total	**(558)**	**19,747**	**(146)**

The Netherlands domestic statutory tax rate is 35%. The reconciliation between the actual income taxes (benefit) shown in the Consolidated Statements of Operations and the expense (benefit) that would be expected based on the application of the domestic tax rate to income (loss) before taxes and equity in earnings of affiliated companies, is as follows:

Year ended December 31,

	1999	2000	2001
	EURO	EURO	EURO
"Expected" income taxes (benefit) based on domestic rate	(195)	6,911	(51)
Non deductible expenses	756	442	214
Foreign tax rate differential	(45)	(720)	(127)
Tax exempt income	(1,715)	(172)	(17)
Increase (decrease) in valuation allowance	14	(113)	492
Other	87	(37)	7
Income taxes (benefit) shown in Statements of Operations	**(1,098)**	**6,311**	**518**

Due to a tax holiday, the Company did not have tax obligations on the income (loss) of the Korean subsidiary which has been sold as of December 31, 1999. Due to a tax holiday, the Company's Malaysian subsidiary had no tax obligation for that year and additionally had an income tax benefit relating to a tax rebate for the years ended December 31, 1999 and 2000, respectively.

The sale of the Company's 30% interest in PBE on November 15, 2001, was a non-taxable event and as a result no tax benefit relating to the loss incurred on the sale has been recorded.

The Company's provision for income taxes (benefit) consisted of the following:

Year ended December 31,

	1999	2000	2001
	EURO	EURO	EURO
Current:			
- domestic	(80)	9,290	1,599
- foreign	(49)	2,200	460
Deferred:			
- domestic	(945)	(756)	(756)
- foreign	(24)	(4,423)	(785)
	(1,098)	**6,311**	**518**

24 EARNINGS PER SHARE

The following table reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute income per share:

	1999	2000	2001
Shares outstanding at beginning of the year	26,394,425	26,394,425	31,794,675
Weighted average shares issued during the year	-	3,847,541	-
Weighted average shares converted from priority shares to ordinary shares	-	185	-
Average shares outstanding - basic	**26,394,425**	**30,242,151**	**31,794,675**
Dilutive shares contingently issuable upon the exercise of stock options	36,633	330,708	-
Shares assumed to have been repurchased for treasury with assumed proceeds from the exercise of stock options	(16,010)	(221,397)	-
Average shares outstanding - assuming dilution	**26,415,048**	**30,351,462**	**31,794,675**

For purposes of computing diluted earnings per share, weighted average ordinary share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's ordinary shares for the period, because the impact on earnings (loss) would be anti-dilutive. Options to purchase ordinary shares which were excluded from the calculation of dilutive earnings per share for the years ended December 31, 1999 and 2000 were as follows:

	Number of shares	Average price in euro
1999	253,819	10.07
2000	137,586	16.54

For the year ended December 31, 2001, all options to purchase ordinary shares, were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for that year.

25 SUPPLEMENTAL CASH FLOW INFORMATION

On September 1, 2000 the Company acquired RD Automation. The following is a summary of the net cash paid for acquisition:

	USD
Fair value of assets	25,229
Liabilities	(2,038)
Deferred purchase price and acquisition cost	(646)
Cash paid	**22,545**
Less: cash acquired	(158)
Net cash paid for acquisition	**22,387**

26 SUBSEQUENT EVENT

On January 4, 2002, the Company acquired Laurier Inc. ("Laurier") for consideration of US$ 9.2 million (€ 10.3 million) subject to adjustment upon final determination of Laurier's December 31, 2001 balance sheet. This acquisition is accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price will be made resulting in certain purchase accounting adjustments. The Company has a € 2.8 million debt guarantee obligation related to a US$ 2.5 million credit facility granted to Laurier.

Statutory Financial Statements 2001

Netherlands GAAP

STATUTORY BALANCE SHEETS

NETHERLANDS GAAP

(Amounts in thousands, after appropriation of the result)

December 31,

	2000	2001	2001
	EURO	EURO	USD
ASSETS			
Cash and cash equivalents	95,538	113,645	101,155
Amount due from subsidiaries	12,238	11,497	10,234
Other current assets	708	571	508
Total current assets	**108,484**	**125,713**	**111,897**
Property, plant and equipment	27	16	14
Intangible fixed assets, net	5,542	-	-
Investment in subsidiaries	136,106	104,138	92,694
Total assets	**250,159**	**229,867**	**204,605**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current portion of long-term liabilities	853	-	-
Accounts payable	158	246	219
Amount due to subsidiaries	-	217	193
Taxes and social charges	888	149	133
Accrued liabilities	517	642	571
Total current liabilities	**2,416**	**1,254**	**1,116**
Deferred tax liabilities	**-**	**311**	**277**
Share capital	28,933	28,933	25,753
Share premium	180,840	180,840	160,966
Legal reserve	14,876	-	-
Cumulative translation adjustment	5,471	3,008	2,678
Retained earnings	17,623	15,521	13,815
Total shareholders' equity	**247,743**	**228,302**	**203,212**
Total liabilities and shareholders' equity	**250,159**	**229,867**	**204,605**

STATUTORY STATEMENTS OF OPERATIONS

NETHERLANDS GAAP

(Amounts in thousands)

Year ended December 31,	1999	2000	2001	2001
	EURO	EURO	EURO	USD
Income (loss) from subsidiaries, after taxes	1,902	17,371	(14,594)	(12,990)
Loss on disposal of affiliated company	-	-	(4,805)	(4,277)
Other income and expenses	529	1,096	2,421	2,155
Net income (loss)	**2,431**	**18,467**	**(16,978)**	**(15,112)**

For the lay out of the Statutory Statements of Operations, article 402, Book 2 of the Dutch Civil Code is used.

Notes to the Statutory Financial Statements

Netherlands GAAP

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of the Statutory Financial Statements are the same as those used in the preparation of the Consolidated Financial Statements. Please refer to the Notes to the Consolidated Financial Statements. In addition to those accounting policies, the following accounting policies for the Statutory Financial Statements are described below.

PRESENTATION

The composition of shareholders' equity under accounting principles generally accepted in The Netherlands and those in the United States differs, since under US reporting the composition of shareholders' equity is a result of accounting for shareholders' equity transactions, similar to a pooling of interests, for all periods in which Fico and the Company were under common control of Berliner Elektro. This would include all equity transactions as of the date of acquisition, October 1, 1993. Under accounting principles generally accepted in The Netherlands such equity transactions would only be included as from the date of the contribution of Fico to the Company, in this case effectively as of September 30, 1995. The resulting difference between both methods is, for accounting principles generally accepted in The Netherlands, taken up in the share premium account, instead of in retained earnings.

Amounts presented in the Statutory Statements of Operations are presented net of income taxes. The accompanying Financial Statements include the statutory accounts of the Company. The Company follows accounting principles that conform with those generally accepted in the United States of America. Had the Company prepared its Financial Statements following accounting principles generally accepted in The Netherlands, the Statements of Operations and Balance Sheets would not have differed significantly from those presented herein, except for the described difference in shareholders' equity.

INVESTMENTS IN SUBSIDIARIES

Investments in subsidiaries are valued using the equity method of accounting, including allocated goodwill.

2 PROPERTY, PLANT AND EQUIPMENT

NETHERLANDS GAAP

	Office furniture and equipment
	EURO
JANUARY 1, 2001	
Cost	59
Depreciation	(32)
Bookvalue	**27**
MOVEMENT:	
Depreciation	(11)
DECEMBER 31, 2001	
Cost	59
Depreciation	(43)
Bookvalue	**16**

3 INTANGIBLE FIXED ASSETS

NETHERLANDS GAAP

Intangible fixed assets consist of goodwill related to the purchase of 6.1% of the PBE shares. The Company sold its 30% equity interest in PBE on November 15, 2001. The loss related to the amortization of goodwill is included in income (loss) from subsidiaries, after taxes.

	EURO
JANUARY 1, 2001	
Cost	7,652
Amortization	(2,110)
Bookvalue	**5,542**
MOVEMENTS:	
Amortization	(515)
Amortization due to sale of PBE shares	(5,027)
	(5,542)
DECEMBER 31, 2001	
Cost	-
Amortization	-
Bookvalue	-

4 INVESTMENTS IN SUBSIDIARIES

NETHERLANDS GAAP

The movement in subsidiaries is as follows:

	Investment in subsidiaries EURO	Loans due from subsidiaries EURO	Total EURO
Balance at January 1, 2001	**122,880**	**13,226**	**136,106**
Sale of affiliated company	(19,939)	-	(19,939)
Addition to loan subsidiaries	-	1,389	1,389
Loss for the period	(14,594)	-	(14,594)
Currency translation adjustment	535	641	1,176
Balance at December 31, 2001	**88,882**	**15,256**	**104,138**

Goodwill and patents related to the acquisition of Fico in 1993 and Meco in 1995 are included in investment in subsidiaries.

5 SHAREHOLDERS' EQUITY

NETHERLANDS GAAP

	Number of ordinary shares outstanding EURO	Share capital at par value EURO	Capital in excess of par value EURO	Legal reserve EURO	Cumulative translation adjust-ments EURO	Retained earnings EURO	Total share-holders' equity EURO
Balance at December 31, 2000	**31,794,675**	**28,933**	**180,840**	**14,876**	**5,471**	**17,623**	**247,743**
Net loss	-	-	-	-	-	(16,978)	(16,978)
Exchange rate changes for the year	-	-	-	-	1,139	-	1,139
Release legal reserve due to sale of affiliated company	-	-	-	(14,876)	-	14,876	-
Reclassification – adjustment for exchange rate changes on sale of affiliated company realized in net income (loss)	-	-	-	-	(3,602)	-	(3,602)
Balance at December 31, 2001	**31,794,675**	**28,933**	**180,840**	-	**3,008**	**15,521**	**228,302**

The Company has not received any dividends from PBE since its formation on May 30, 1997. Accordingly, the legal reserve on December 31, 2000 represents the undistributed earnings of PBE. As a result of the sale of PBE on November 15, 2001, this reserve was released in retained earnings.

PREFERENCE SHARES

In April 2000, the foundation "Stichting Continuiteit BE Semiconductor Industries" was established. The board of the foundation consists of five members, four of whom are independent of BE Semiconductor Industries N.V. and one of whom is a member of its Supervisory Board. The purpose of the foundation is to safeguard the interests of the Company, the enterprise connected therewith and all the parties having an interest therein and to exclude as much as possible influences which could threaten, among other things, the continuity, independence and identity of the Company.

By an agreement which the Company entered into in April 2000 with the foundation, the foundation has been granted a call option pursuant to which it may purchase a number of preference shares up to a maximum of 55,000,000 shares. Until the call option is exercised by the foundation, it can be revoked by the Company with immediate effect. However, the Company will not be entitled to revoke the call option within three years after the execution of the option agreement.

Drunen, February 14, 2002

Board of Management:
R.W. Blickman
J.W. Rischke

Supervisory Board:
W.D. Maris
E.B. Polak
D. Sinninghe Damsté
T. de Waard

AUDITOR'S REPORT

INTRODUCTION

In accordance with your instructions we have audited the financial statements, including the consolidated financial statements, for the year ended December 31, 2001 of BE Semiconductor Industries N.V., Drunen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements of BE Semiconductor Industries N.V. give a true and fair view of the financial position of the Company as of December 31, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the legal requirements for financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

February 14, 2002
KPMG Accountants N.V.
's-Hertogenbosch

ADDITIONAL INFORMATION

APPROPRIATION OF THE RESULT

The Articles of Association (Article 21) provide that the Company can only distribute profits from its free distributable reserves.

The Management Board proposes to allocate the loss for the year 2001 to the retained earnings. The Supervisory Board has approved this proposal.

The General Meeting of Shareholders approved the Annual Report 2000 at May 3, 2001.

PREFERENCE SHARES

Effective April 5, 2000, the authorized share capital was divided into 55,000,000 ordinary shares, nominal value € 0.91 per ordinary share and 55,000,000 preference shares, nominal value € 0.91 per preference share. Also effective April 5, 2000, 250 outstanding priority shares were converted into 250 ordinary shares and the class of priority shares was eliminated.

In April 2000, the foundation "Stichting Continuiteit BE Semiconductor Industries" was established. The board of the foundation consists of five members, four of whom shall be independent of BE Semiconductor Industries N.V. and one of whom shall be a member of its Supervisory Board. The purpose of the foundation is to safeguard the interests of the Company, the enterprise connected therewith and all the parties having an interest therein and to exclude as much as possible influences which could threaten, among other things, the continuity, independence and identity of the Company contrary to such interests.

By agreement which the Company entered into in April 2000 between the Company and the foundation, the foundation has been granted a call option pursuant to which it may purchase a number of preference shares up to a maximum of 55,000,000 shares. Until the call option is exercised by the foundation, it can be revoked by the Company, with immediate effect. However, the Company will not be entitled to revoke the call option within three years after the execution of the option agreement.

The Board of Management of the Stichting Continuiteit BE Semiconductor Industries comprises:

J. Ekelmans (Chairman)	Board Member B
P.C.W. Alberda van Ekenstein	Board Member B
J.N. de Blécourt	Board Member B
W.D. Maris	Board Member A
J.W. Termijtelen	Board Member B

DECLARATION OF INDEPENDENCE

The Board of Management of BE Semiconductor Industries N.V. and the Board of Management of Stichting Continuiteit BE Semiconductor Industries declare that, in their collective judgement, the criteria referred to in Appendix X of the Trust Fund of Amsterdam Exchanges N.V. in Amsterdam, pertaining to the independence of the administrator Stichting Continuiteit BE Semiconductor Industries, have been met.

Drunen, February 14, 2002

BE Semiconductor Industries N.V.
Board of Management

Stichting Continuiteit
BE Semiconductor Industries
Board of Management

CORPORATE INFORMATION

SUPERVISORY BOARD

Willem D. Maris (1939)
Chairman
Dutch nationality
Appointed 2000 – 2004
Additional functions:
- Member Supervisory Board Vanderlande Transport Mechanismen B.V.,
- Member Board of Directors of Photronics Inc. and FSI International Inc.

Evert B. Polak (1944)
Dutch nationality
Appointed 2000 – 2004
Additional functions:
- Chairman Supervisory Board of PSV Stadium B.V

Dick Sinninghe Damsté (1939)
Dutch nationality
Appointed 2000 – 2004
Additional functions:
- Chairman Supervisory Board of Holland Institute of Traffic Technology N.V. and
- Member Supervisory Board Vedior N.V.

Tom de Waard (1946)
Partner of Clifford Chance Limited Liability Partnership
Dutch nationality
Appointed 2000 – 2004
Additional functions:
- Member Supervisory Board of STMicroelectronics N.V.

THE SUPERVISORY BOARD HAS FORMED THE FOLLOWING COMMITTEES

Audit Committee
Members :
Dick Sinninghe Damsté, Willem Maris, Evert Polak, Tom de Waard

Remuneration Committee
Members :
Willem Maris, Tom de Waard

The remuneration of the members of the Supervisory Board does not depend on the results of the Company.

None of the members of the Supervisory Board personally maintains a business relationship with the Company other than as member of the Supervisory Board.

None of the members of the Supervisory Board owns shares or options on shares of the Company.

BOARD OF MANAGEMENT

Richard W. Blickman (1954)
President and Chief Executive Officer, Chairman

Jörg W. Rischke (1943)
COO, Executive Member,
Managing Director Meco

Teun Wartenbergh (1957)
COO

Hugo Menschaar (1946)
Director Corporate Technology

Hetwig G.E.M. van der Sande-van Kerkhof (1968)
Director of Finance until December 31, 2001

Cor te Hennepe (1958)
Director of Finance as of March 1, 2002

OTHER MEMBERS OF MANAGEMENT

Steve Bendat (1949)
CEO of RD Automation

Willy M. Enzing (1959)
Managing Director of Fico Trim and Form Integration Systems

Robert J. Foppen (1947)
Worldwide Sales and Marketing Manager of Meco

Paul A. Govaert (1956)
Managing Director of Fico Tooling

Joseph H. Johnson (1943)
President and CEO of Laurier Inc.

Frans J.M. Jonckheere (1959)
Director of Operations of Meco

Robert J. Keus (1961)
General Manager of RD Automation

Philip N.G. Nijenhuis (1945)
Managing Director of
Fico Molding Systems

OTHER INFORMATION

Corporate Office
Marconilaan 4
5151 DR Drunen
The Netherlands
Tel. 31 416 384 345
Fax 31 416 384 344
www.besi.nl
e-mail: info@besi.nl
investor.relations@besi.nl

Transfer Agent and Registrar
The Bank of New York
New York, U.S.A.

Independent Auditors
KPMG Accountants N.V.
's-Hertogenbosch,
The Netherlands

Legal Counsel
Stibbe
Amsterdam, The Netherlands

Legal Counsel in U.S.A.
Hale and Dorr LLP,
Counselors at Law, Boston,
Massachusetts, U.S.A.

Trade Register
Chamber of Commerce
's-Hertogenbosch,
The Netherlands
Number 09092395

Form 20-F
A copy of BE Semiconductor's Form 20-F as filed with the US Securities and Exchange Commission is available without charge by writing to the Company.

ANNUAL MEETING

The Annual General Meeting of Shareholders will be held at 2 p.m., on May 1, 2002 at the Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands.



BE SEMICONDUCTOR INDUSTRIES N.V.

Europe

BE Semiconductor Industries N.V.
Bedrijvenpark Groenewoud II
Marconilaan 4
5151 DR *Drunen*
The Netherlands
Tel. 31 416 384 345
Fax 31 416 384 344

Fico B.V.
Fico Tooling B.V.
Fico Trim & Form Integration Systems B.V.
Ratio 6
6921 RW Duiven
The Netherlands
Tel. 31 26 319 36 00
Fax 31 26 311 38 31

Fico Molding Systems B.V.
Nijverheidstraat 14-16
6914 AD Herwen
The Netherlands
Tel. 31 316 24 36 00
Fax 31 316 24 37 00

Fico Tooling B.V.
Boschstraat 10
6442 PB Brunssum
The Netherlands
Tel. 31 45 525 35 97
Fax 31 45 525 25 88

Meco International B.V.
Meco Equipment Engineers B.V.
Bedrijvenpark Groenewoud II
Marconilaan 2
5151 DR Drunen
The Netherlands
Tel. 31 416 384 384
Fax 31 416 384 300

Malta Service Location
(Office STMicroelectronics Ltd.)
Industry Road – Kirkop
Malta ZRQ10
Tel. 356 611 329
Fax 356 611 176

Rydon Technology Ltd.
(sales representative)
2 Long Rydon
Stoke Gabriel
Totnes,
Devon TQ9 6QH
United Kingdom
Tel. 44 1803 782 506
Fax 44 1803 782 234

U.S.A.

BE Semiconductor Industries USA Inc.
Fico America, Inc.
224 E. Chilton Drive
Suite # 9
Chandler AZ 85225
USA
Tel. 1 480 497 8190
Fax 1 480 497 9104

RD Automation
121 Ethel Road West
Piscataway, NJ 08854
USA
Tel. 1 732 5724800
Fax 1 732 5724808

Laurier Inc.
10 Tinker Avenue
Londonderry NH 03053
USA
Tel. 1 603 626 4700
Fax 1 603 626 4242

Fico America
15720 Winchester Blvd.
Suite # 4
Los Gatos CA 95030-3337
USA
Tel. 1 408 399 4580
Fax 1 408 399 4582

Fico America
3630 – 1 North Josey Lane
Suite # 100
Carrollton TX 75007-3143
USA
Tel. 1 972 395 2106
Fax 1 972 395 2116

Fico America
905 Fair Oaks Drive
Garland TX 75040
USA
Tel. 1 972 530 1373
Fax 1 972 530 5649

Meco Equipment Engineers Inc.
445 Bryant Blvd.
Rock Hill SC 29732
USA
Tel. 1 803 366 1780
Fax 1 803 329 7382

Asia

Fico Asia Sdn. Bhd.
3 Jalan 26/7
Section 26
40000 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel. 60 3 519 117 99
Fax 60 3 519 140 09

Meco Equipment Engineers (F.E.) Pte. Ltd.
40, Jalan Pemimpin
#04-06A,
Tat Ann Building
Singapore 577185
Tel. 65 6 255 2722
Fax 65 6 255 6766

Fico Sales & Service Pte. Ltd.
Block 30, Woodlands Crescent, #01-15
Singapore 738086
Tel. 65 9201 8417
Fax 65 6219 0279

Fico Asia
BB 352
Jalan Merak
Taman Melaka Baru
75350 Melaka
Malaysia
Tel. 60 6 317 1786
Fax 60 6 317 3618

Fico Asia
765-B, Jalan Sultan Azian
Shah
Sungai Nibang
11900 Penang
Malaysia
Tel. 60 4 643 6015
Fax 60 4 643 2893

Fico Asia
54/308 M.9, Tadcha Village
Phahoyotin Rd. Sekan, Donmung
Bangkok 10210
Thailand
Tel. 66 2 887 7659
Fax 66 2 887 7659

Ampoc Far-East Co. Ltd.
(sales representative)
No. 5, Ting-An Road,
Chung-Li Industrial Zone,
Chung-Li City, Taiwan
Tel. 886 3 461 7200
Fax 886 3 461 7260

Meco Manila Eng. R.O.
Unit 802 Cityland Pasong Tamo Towers
Pasong Tamo Street
Makati City
Philippines
Tel. 632 894 2652
Fax 632 892 5210

Fico Asia
Unit 1108 Page 1 Bldg.
1215 Acacia St.
Madrigal Ayala Alabang,
Muntinlupa City,
Philippines
Tel. 63 2 771 0446
Fax 63 2 771 2076

Fico Hong Kong Ltd.
2/F Possehl Building
14-18 Ma Kok Street
Tsuen Wan, N.T.
Hong Kong
Tel. 852 2512 1723
Fax 852 2512 1732

Ampoc Trading (Shanghai) Ltd.
(sales respresentative)
4F., No. 2, Zhongshan Rd.,
Kunshan, Jiansu, China
Tel. 86 520 759 2051
Fax 86 520 759 2053

Silicon International Ltd.
(sales representative)
Unit 4B, Jin Ming Building,
8 Zun Yi South Road
Shanghai 200336, China
Tel. 86 21 6270 1651
Fax 86 21 6219 1185

Meco Japan Co. Ltd.
Nakamura Building, 6F
31-7, Shinbashi 4-chome
Minato-ku
Tokyo 105
Japan
Tel. 813 343 41251
Fax 813 343 41252

Nihon Fico Ltd.
Nakamura Building, 7F
31-7, Shimbashi 4-chome
Minato-ku
Tokyo 105-0004
Japan
Tel. 81 3 3433 7951
Fax 81 3 3433 7971

Fico Korea Ltd.
2F, Sinkwang-Building
114-2, Bangi-Dong
Songpa-Ku, Seoul
Korea
Tel. 82 2 449 5725
Fax 82 2 415 9820

Yubong Corporation
(sales representative)
Woongzin Bldg., 5th Floor
682-2 Deungchon-dong, Kangseo-ku
Seoul 157-030, Korea
Tel. 82 2 3663 1801
Fax 82 2 3663 7277



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NCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH14150
00NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CAS
415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3
OG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400
0BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITUR
3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPE
ITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPIT
EXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES15
ALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOM
NCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH14150
00NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CAS
415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3
OG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400
0BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITUR
3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPE
ITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPIT
EXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES15
ALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOM
NCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH14150
00NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CAS
415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3
OG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400
0BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITUR
3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPE
ITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPIT
EXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES15
ALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOM
NCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH14150
00NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CAS
415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3
OG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400
0BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITUR
3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPE
ITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPIT
EXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES15
ALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOM
NCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH14150
00NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CAS
415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3
OG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400
0BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITUR
3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPE
ITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPIT
EXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES15
ALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOM
NCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH14150
00NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CAS
415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3
OG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400
0BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITUR
3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPE
ITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPIT
EXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES15
ALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOM
NCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH14150
00NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CAS
415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3
OG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400
0BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITUR
3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPE
ITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPIT
EXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES15
ALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH1415000000NETINCOM
NCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CASH14150
00NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3650000CAS
415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400000BACKLOG3
OG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITURES3400
0BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPENDITUR
3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPITALEXPE
ITURES3400000BACKLOG3650000CASH1415000000NETINCOME1697800NETSALES1500300000CAPIT
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"Only those who risk going too far
will find out how far they can go."

T.S. ELIOT